SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarter Information – 09/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

(Convenience Translation into English from the
Original Previously Issued in Portuguese)

Gol Linhas Aéreas
Inteligentes S.A.

Individual and Consolidated Interim

Financial Information for the

Quarter Ended September 30, 2012 and

Report on Review of

Interim Financial Information

Deloitte Touche Tohmatsu Auditores Independentes

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Index
Company data
Capital	01
Individual Financial Statements
Balance Sheet - Assets	02
Balance Sheet - Liabilities	03
Income Statement	04
Statements of Comprehensive Income	05
Statements of Cash Flows	06
Statement of Changes in Equity
Statement of Changes in Equity – 01/01/2012 to 09/30/2012	07
Statement of Changes in Equity – 01/01/2011 to 09/30/2011	08
Statement of Value Added	09
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance sheet - Liability	11
Income Statement	12
Statement of Comprehensive Income	13
Statements of Cash Flows	14
Statement of Changes in Equity
Statement of Changes in Equity – 01/01/2012 to 09/30/2012	16
Statement of Changes in Equity – 01/01/2011 to 09/30/2011	17
Statement of Value Added	18
Comments on performance	19
Notes	25
Opinions and Statements
Report on Review of Interim Financial Information	70

ITR - Quarter Information – 09/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Company Profile / Subscribed Capital

Number of Shares	Current Quarter
(Thousands)	09/30/2012
Paid-in Capital	143,858,204
Preferred	134,858,582
Total	278,716,786
Treasury	3,724,225
Total	3,724,225

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Individual Interim Financial Statements / Balance Sheets – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 09/30/2012	Prior Year 12/31/2011
1	Total Assets	3,094,291	3,873,498
1.01	Current Assets	341,973	342,387
1.01.01	Cash and Cash Equivalents	114,869	232,385
1.01.02	Short-term Investments	181,220	69,885
1.01.06	Recoverable Taxes	44,238	39,981
1.01.07	Prepaid Expenses	463	136
1.01.08	Other Current Assets	1,183	-
1.01.08.01	Non-Current Assets for Sale	1,183	-
1.01.08.01.01	Restricted Cash	1,183	-
1.02	Noncurrent Assets	2,752,318	3,531,111
1.02.01	Long-term Assets	587,199	651,019
1.02.01.06	Deferred Taxes	43,389	45,137
1.02.01.08	Related-party Transactions	526,782	593,817
1.02.01.08.04	Others Related-party Transactions	526,782	593,817
1.02.01.09	Other Noncurrent Assets	17,028	12,065
1.02.01.09.03	Deposits	16,998	12,065
1.02.01.09.04	Restricted Cash	30	-
1.02.02	Investments	1,238,984	2,103,325
1.02.03	Property, Plant and Equipment	926,113	776,678
1.02.04	Intangible Assets	22	89

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Individual Interim Financial Statements / Balance Sheets - Liabilities

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 09/30/2012	Prior Year 12/31/2011
2	Total Liabilities and Equity	3,094,291	3,873,498
2.01	Current Liabilities	45,260	89,670
2.01.01	Salaries, Wages and Benefits	299	25
2.01.01.02	Salaries, Wages and Benefits	299	25
2.01.02	Accounts Payable	739	6,353
2.01.03	Taxes Payable	6,049	3,233
2.01.04	Short-term Debt	37,356	79,475
2.01.05	Other Liabilities	817	584
2.01.05.02	Other	817	584
2.01.05.02.04	Other Liabilities	233	-
2.01.05.02.05	Dividends Payable	584	584
2.02	Noncurrent Liabilities	1,873,548	1,577,917
2.02.01	Long-term Debt	1,460,064	1,347,300
2.02.02	Other Liabilities	413,484	230,617
2.02.02.01	Liabilities with Related-party Transactions	406,232	222,725
2.02.02.02	Other	7,252	7,892
2.02.02.02.03	Taxes Payable	7,252	7,892
2.03	Shareholder’s Equity	1,175,483	2,205,911
2.03.01	Capital	2,467,738	2,284,549
2.03.01.01	Issued Capital	2,499,689	2,316,500
2.03.01.02	Cost on Issued Shares	(31,951)	(31,951)
2.03.02	Capital Reserves	88,461	260,098
2.03.02.01	Premium on Issue of Shares	31,076	31,076
2.03.02.02	Special Reserve Goodwill	29,187	29,187
2.03.02.05	Treasury Shares	(51,377)	(51,377)
2.03.02.06	Advance for Future Capital Increase	-	182,610
2.03.02.07	Share-based Payments	79,575	68,602
2.03.05	Accumulated Losses	(1,325,301)	(259,468)
2.03.06	Valuation Adjustments Equity	(55,415)	(79,268)

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Individual Interim Financial Statements /Income Statement

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012	07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011
3.04	Operating Expenses/Income	(285,637)	(890,644)	(332,729)	(624,693)
3.04.02	General and administrative expenses	(4,595)	(15,205)	(7,512)	(29,571)
3.04.04	Other operating income	4,655	11,398	-	7,356
3.04.06	Equity in subsidiaries	(285,697)	(886,837)	(325,217)	(602,478)
3.05	Profit Before Income Taxes and Financial Income/Expenses	(285,637)	(890,644)	(332,729)	(624,693)
3.06	Finance Income/Expenses	(23,417)	(169,148)	(180,329)	(177,672)
3.06.01	Financial income	5,355	36,524	6,918	22,086
3.06.02	Financial expenses	(28,772)	(205,672)	(187,247)	(199,758)
3.06.02.02	Exchange Variation (net)	(16)	(99,461)	(156,120)	(110,796)
3.06.02.05	Financial expenses	(28,756)	(106,211)	(31,127)	(88,962)
3.07	Profit Before Income Taxes	(309,054)	(1,059,792)	(513,058)	(802,365)
3.08	Income Tax (Expenses) and Social Contribution	(298)	(6,041)	(3,442)	(3,442)
3.08.01	Current	(277)	(4,293)	(2,404)	(2,404)
3.08.02	Deferred	(21)	(1,748)	(1,038)	(1,038)
3.09	Profit/ from Continuing Operations	(309,352)	(1,065,833)	(516,500)	(805,807)
3.11	Profit/ Loss for the Period	(309,352)	(1,065,833)	(516,500)	(805,807)

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Individual Interim Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012	07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011
4.01	Net Profit (Loss) for the Period	(309,352)	(1,065,833)	(516,500)	(805,807)
4.02	Other Comprehensive Income	(5,366)	23,853	(73,032)	(86,547)
4.02.01	Available for sale financial assets	-	-	-	(487)
4.02.02	Cash Flow Hedges	(8,129)	36,141	(110,654)	(130,394)
4.02.03	Tax effect	2,763	(12,288)	37,622	44,334
4.03	Comprehensive loss for the period	(314,718)	(1,041,980)	(589,532)	(892,354)

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Individual Interim Financial Statements / Statements of Cash Flows – Indirect Method

In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2012 to 09/30/2012	01/01/2011 to 09/30/2011
6.01	Net Cash Used in Operating Activities	(223,688)	(61,453)
6.01.01	Cash Flows from Operating Activities	934,653	741,197
6.01.01.01	Depreciation and Amortization	67	67
6.01.01.02	Deferred Taxes	1,748	1,038
6.01.01.03	Equity in subsidiaries	886,837	602,478
6.01.01.04	Shared-based Payments	10,973	19,999
6.01.01.05	Exchange and Monetary Variations, Net	77,790	135,533
6.01.01.06	Interest on Loans, Net	79,607	81,389
6.01.01.08	Interest Paid	(92,447)	(95,380)
6.01.01.09	Income Tax Paid	(4,293)	(3,440)
6.01.01.10	Unrealized Hedge income, Net of taxes	-	(487)
6.01.01.12	Provision	(25,629)	-
6.01.02	Changes in Assets and Liabilities	(92,508)	3,157
6.01.02.01	Deposits	(4,933)	(6,046)
6.01.02.02	Recoverable Taxes	(290)	1,870
6.01.02.04	Tax Obligation	2,176	3,958
6.01.02.07	Others Liabilities	1,859	1,967
6.01.02.08	Accounts Payable	(5,614)	(1,187)
6.01.02.11	Others Assets	-	2,595
6.01.02.12	Investments used for trading	(85,706)	-
6.01.03	Other	(1,065,833)	(805,807)
6.01.03.01	Net Income (loss) for the Period	(1,065,833)	(805,807)
6.02	Net Cash Used in Investing Activities	(150,648)	(102,277)
6.02.01	Short-term Investments	-	(5,158)
6.02.02	Restricted Cash	(1,213)	(10,000)
6.02.04	Property, Plant and Equipment	(149,435)	(87,119)
6.03	Net Cash Generated by Financing Activities	256,820	59,915
6.03.03	Credit with related parties	299,318	110,551
6.03.04	Capital increase	579	807
6.03.05	Dividends	-	(51,443)
6.03.06	Payment of loans and leases	(43,077)	-
6.05	Net Decrease in Cash and Cash Equivalents	(117,516)	(103,815)
6.05.01	Cash and Cash Equivalents at Beginning of the Period	232,385	229,436
6.05.02	Cash and Cash Equivalents at End of the Period	114,869	125,621

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Individual Interim Financial Statements / Statements of Changes in Equity – From 01/01/2012 to 09/30/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Income reserves	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening Balance	2,284,549	260,098	-	(259,468)	(79,268)	2,205,911
5.03	Adjusted Balance	2,284,549	260,098	-	(259,468)	(79,268)	2,205,911
5.04	Shareholders Capital Transactions	183,189	(171,637)	-	-	-	11,552
5.04.08	Share- based payments	-	10,973	-	-	-	10,973
5.04.10	Subscription of Capital on August 13, 2012	183,189	(183,189)	-	-	-	-
5.04.11	Increase in advances for future capital	-	579	-	-	-	579
5.05	Total Comprehensive Income (loss)	-	-	-	(1,065,833)	23,853	(1,041,980)
5.05.01	Accumulated Losses	-	-	-	(1,065,833)	23,853	(1,041,980)
5.07	Closing Balance	2,467,738	88,461	-	(1,325,301)	(55,415)	1,175,483

1
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Individual Interim Financial Statements / Statement of Changes in  Equity – From 01/01/2011 to 09/30/2011

(In Thousands of Brazilian Reais)

Line code	Line item	Capital Stock	Capital reserves, options granted and treasury shares	Income reserves	Accumulated losses	Other comprehensive income	Total consolidated equity
5.01	Opening Balance	2,296,461	92,103	529,532	-	11,073	2,929,169
5.02	Prior year adjustments	-	-	-	(37,462)	-	(37,462)
5.03	Adjusted Balance	2,296,461	92,103	529,532	(37,462)	11,073	2,891,707
5.04	Shareholders Capital Transactions	807	(2,789)	-	-	-	(1,982)
5.04.01	Capital increase	807	-	-	-	-	807
5.04.08	Share-base payments	-	19,999	-	-	-	19,999
5.04.09	Share Buyback	-	(22,788)	-	-	-	(22,788)
5.05	Other Comprehensive Income	-	-	-	(805,807)	(86,547)	(892,354)
5.05.01	Loss for the period	-	-	-	(805,807)	-	(805,807)
5.05.02	Other Comprehensive Income	-	-	-	-	(86,547)	(86,547)
5.07	Closing Balance	2,297,268	89,314	529,532	(843,269)	(75,474)	1,997,371

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Individual Interim Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line Code	Line Item	01/01/2012 to 09/30/2012	01/01/2011 to 09/30/2011
7.01	Revenues	11,398	7,356
7.01.02	Other Income	11,398	7,356
7.02	Acquired from Third Parties	(1,585)	(6,862)
7.02.02	Materials, Energy, Third Parties Services and Other	(1,585)	(6,862)
7.03	Gross Value Added	9,813	494
7.04	Retentions	(67)	(67)
7.04.01	Depreciation, Amortization and Exhaustion	(67)	(67)
7.05	Added Value Produced	9,746	427
7.06	Value Added Received in Transfer	(850,313)	(580,392)
7.06.01	Equity equivalence result	(886,837)	(602,478)
7.06.02	Finance income	36,524	22,086
7.07	Total Added Value for Distribution (Distributed)	(840,567)	(579,965)
7.08	Added Value for Distribution (Distributed)	(840,567)	(579,965)
7.08.01	Employees	12,160	21,086
7.08.02	Taxes and Contributions	7,434	4,998
7.08.03	Third Party Capital Remuneration	205,672	199,758
7.08.03.03	Other	205,672	199,758
7.08.03.03.02	Financiers	205,672	199,758
7.08.04	Shareholders’s return	(1,065,833)	(805,807)
7.08.04.03	Retained Earnings / Loss for the Period	(1,065,833)	(805,807)

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Consolidated Interim Financial Statements / Balance Sheets – Assets

(In Thousands of Brazilian Reais)

Line code	Line item	Current Quarter 09/30/2012	Prior Year 12/31/2011
1	Total Assets	9,404,671	9,891,435
1.01	Current Assets	2,595,953	3,138,303
1.01.01	Cash and Cash Equivalents	1,050,557	1,230,287
1.01.02	Short-term Investments	662,227	1,009,068
1.01.03	Trade Receivables	380,978	354,134
1.01.04	Inventories	152,598	151,023
1.01.06	Recoverable Taxes	151,043	212,998
1.01.07	Prepaid Expenses	60,311	93,797
1.01.08	Other Current Assets	138,239	86,996
1.01.08.03	Others	138,239	86,996
1.01.08.03.01	Restricted Cash	63,137	8,554
1.01.08.03.02	Deposits	23,928	35,082
1.01.08.03.03	Other Credits	27,318	39,147
1.01.08.03.04	Rights of derivative transactions	23,856	4,213
1.02	Noncurrent Assets	6,808,718	6,753,132
1.02.01	Long-term Assets	1,093,455	1,078,705
1.02.01.06	Deferred Taxes	349,649	323,284
1.02.01.07	Prepaid Expenses	37,853	44,964
1.02.01.09	Other Noncurrent Assets	705,953	710,457
1.02.01.09.01	Other Noncurrent Assets	2,818	14,399
1.02.01.09.03	Restricted Cash	103,305	100,541
1.02.01.09.04	Deposits	599,830	595,517
1.02.03	Property, Plant and Equipment	3,950,176	3,890,470
1.02.03.01	Property, Plant and Equipment	1,684,312	1,513,236
1.02.03.01.01	Other Flight Equipment	984,382	955,306
1.02.03.01.02	Advance of Property, Plant and Equipment Acquisition	513,556	365,067
1.02.03.01.04	Others	186,374	192,863
1.02.03.02	Leased Property, Plant and Equipment	2,265,864	2,377,234
1.02.03.02.01	Leased Property, Plant and Equipment	2,265,864	2,377,234
1.02.04	Intangible Assets	1,765,087	1,783,957
1.02.04.01	Intangible Assets.	1,222,785	1,241,655
1.02.04.02	Goodwill	542,302	542,302

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Consolidated Interim Financial Statements / Balance Sheets - Liabilities

(In Thousands of Brazilian Reais)

(Reais Mil)
Line code	Line item	Current Quarter 09/30/2012	Prior Year 12/31/2011
2	Total Liabilities and Equity	9,404,671	9,891,435
2.01	Current Liabilities	2,896,062	3,595,665
2.01.01	Salaries, Wages and Benefits	261,944	250,030
2.01.02	Accounts Payable	501,427	414,563
2.01.03	Taxes Payable	64,871	76,736
2.01.04	Short-term Debt	614,967	1,552,440
2.01.05	Other Liabilities	1,390,557	1,226,328
2.01.05.02	Others	1,390,557	1,226,328
2.01.05.02.01	Dividends Payable	584	584
2.01.05.02.04	Tax and landing fees	271,656	190,029
2.01.05.02.05	Advance Ticket Sales	856,457	744,743
2.01.05.02.06	Millage Program	110,958	71,935
2.01.05.02.07	Advances from Customers	5,479	30,252
2.01.05.02.08	Other Liabilities	76,520	73,353
2.01.05.02.09	Liabilities from derivative transactions	68,903	115,432
2.01.06	Provisions	62,296	75,568
2.02	Noncurrent Liabilities	5,333,126	4,089,859
2.02.01	Short-term Debt	4,644,482	3,439,008
2.02.02	Other Liabilities	435,806	419,669
2.02.02.02	Others	435,806	419,669
2.02.02.02.03	Smiles Deferred Revenue	331,658	214,779
2.02.02.02.05	Taxes Payable	40,287	112,935
2.02.02.02.06	Other Liabilities	63,861	91,955
2.02.04	Provisions	252,838	231,182
2.03	Consolidated Equity	1,175,483	2,205,911
2.03.01	Capital	2,354,410	2,171,221
2.03.01.01	Issued Capital	2,499,689	2,316,500
2.03.01.02	Cost on Issued Shares	(145,279)	(145,279)
2.03.02	Capital Reserves	88,461	260,098
2.03.02.01	Premium on Issue of Shares	31,076	31,076
2.03.02.02	Special Reserve Goodwill	29,187	29,187
2.03.02.05	Treasury Shares	(51,377)	(51,377)
2.03.02.06	Advance for Future Capital Increase	-	182,610
2.03.02.07	Share-based Payments	79,575	68,602
2.03.05	Accumulated Losses	(1,211,973)	(146,140)
2.03.06	Other Comprehensive Income	(55,415)	(79,268)

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Consolidated Interim Financial Statements /Income Statement

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012	07/01/2012 to 09/30/2011	01/01/2011 to 09/30/2011
3.01	Sales and services revenue	1,987,338	5,984,064	1,843,698	5,305,760
3.01.01	Passenger	1,760,050	5,286,304	1,632,572	4,715,005
3.01.02	Cargo and Other	227,288	697,760	211,126	590,755
3.02	Cost of Sales and Services	(1,923,583)	(5,765,699)	(1,614,525)	(4,662,384)
3.03	Gross profit	63,755	218,365	229,173	643,376
3.04	Operating Expenses/Income	(264,411)	(766,405)	(304,232)	(853,980)
3.04.01	Selling expenses	(155,844)	(455,182)	(166,971)	(469,361)
3.04.01.01	Marketing expenses	(155,844)	(455,182)	(166,971)	(469,361)
3.04.02	General and Administrative expenses	(113,222)	(322,621)	(137,261)	(391,975)
3.04.04	Other Operating Income	4,655	11,398	-	7,356
3.05	Income Before Income Taxes and Financial Income/Expenses	(200,656)	(548,040)	(75,059)	(210,604)
3.06	Financial Income/Expenses	(77,716)	(551,255)	(572,821)	(685,652)
3.06.01	Financial income	89,084	301,067	132,538	327,371
3.06.02	Financial expenses	(166,800)	(852,322)	(705,359)	(1,013,023)
3.06.02.04	Exchange variation, net	(6,301)	(266,442)	(476,403)	(379,607)
3.06.02.05	Financial expenses	(160,499)	(585,880)	(228,956)	(633,416)
3.07	Income Before Income Taxes	(278,372)	(1,099,295)	(647,880)	(896,256)
3.08	Income Tax (Expenses)	(30,980)	33,462	131,380	90,449
3.08.01	Current	(597)	(5,192)	(2,581)	(22,186)
3.08.02	Deferred	(30,383)	38,654	133,961	112,635
3.09	Loss from Continuing Operations	(309,352)	(1,065,833)	(516,500)	(805,807)
3.11	Loss for the Period	(309,352)	(1,065,833)	(516,500)	(805,807)
3.11.01	Attributable to Shareholders of the Parent Company	(309,352)	(1,065,833)	(516,500)	(805,807)

ITR - Quarter Information – 09/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated Interim Statements of Comprehensive Income

(In Thousands of Brazilian Reais)

		Current Quarter	Current YTD	Same Quarter Prior Year	Prior Year YTD
Line code	Line item	07/01/2012 to 09/30/2012	01/01/2012 to 09/30/2012	07/01/2011 to 09/30/2011	01/01/2011 to 09/30/2011
4.01	Net Consolidated Profit (Loss) for the Period	(309,352)	(1,065,833)	(516,500)	(805,807)
4.02	Other Comprehensive Income	(5,366)	23,853	(73,032)	(86,547)
4.02.01	Available for sale financial assets	-	-	-	(487)
4.02.02	Cash Flow Hedges	(8,129)	36,141	(110,654)	(130,394)
4.02.03	Tax effect	2,763	(12,288)	37,622	44,334
4.03	Consolidated Comprehensive Income for the period	(314,718)	(1,041,980)	(589,532)	(892,354)
4.03.01	Attributable to Shareholders of the Parent Company	(314,718)	(1,041,980)	(589,532)	(892,354)

ITR - Quarter Information – 09/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated  Interim Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

		Current YTD	Prior Year YTD
Line code	Line item	01/01/2012 to 09/30/2012	01/01/2011 to 09/30/2011
6.01	Net Cash Provided by (used in) Operating Activities	315,903	216,768
6.01.01	Cash Flows from Operating Activities	1,023,004	1,061,331
6.01.01.01	Depreciation and Amortization	372,159	271,487
6.01.01.02	Allowance for Doubtful Accounts	4,029	6,939
6.01.01.03	Provisions for contingencies	10,792	4,224
6.01.01.04	Provisions for Onerous Contracts	-	15,274
6.01.01.05	Reversion of provision for Inventory Obsolescence	(364)	130
6.01.01.06	Deferred Taxes	(38,654)	(112,635)
6.01.01.07	Shared-based Payments	10,973	19,999
6.01.01.08	Exchange and Monetary Variations, Net	290,526	379,607
6.01.01.09	Interest on loans and other, net	181,111	285,336
6.01.01.10	Unrealized Hedge income, Net of taxes	13,658	80,427
6.01.01.11	Provision for Return of Aircraft	-	30,022
6.01.01.14	Mileage Program	155,902	32,173
6.01.01.15	Write-of property, plant equipment and intangible assets	55,606	5,919
6.01.01.16	Provision for profit sharing plan	-	42,429
6.01.01.17	Provisions	(25,629)	-
6.01.01.18	Impairment losses	(7,105)	-
6.01.02	Changes in Assets and Liabilities	358,732	(38,756)
6.01.02.01	Accounts receivable	(30,873)	(30,519)
6.01.02.02	Inventories	(1,211)	23,500
6.01.02.03	Deposits	40,776	13,762
6.01.02.04	Prepaid Expenses and Recovery Taxes	102,552	15,272
6.01.02.05	Other Assets	3,770	72,636
6.01.02.06	Accounts Payable	86,865	5,209
6.01.02.07	Advance Ticket Sales	111,714	130,214
6.01.02.08	Advances from customers	(24,773)	(38,424)
6.01.02.09	Salaries, Wages and Benefits	11,914	26,306
6.01.02.10	Sales Tax and Landing Fees	81,628	43,457
6.01.02.11	Taxes Payable	(79,320)	43,504
6.01.02.12	Provision	2,554	(82,402)
6.01.02.14	Interest Paid	(248,079)	(167,766)
6.01.02.15	Income Tax Paid	(5,192)	(22,913)
6.01.02.16	Provision for Profit Sharing	-	(56,727)
6.01.02.17	Insurance	(15,975)	-
6.01.02.18	Other Liabilities	(26,041)	12,452
6.01.02.19	Derivatives Obligations	(24,046)	(26,317)
6.01.02.20	Investments used for trading	372,469	-
6.01.03	Others	(1,065,833)	(805,807)
6.01.03.01	Profit (Loss) for the Period	(1,065,833)	(805,807)
6.02	Net Cash Used in Investing Activities	(518.843)	(1,012,235)
6.02.01	Short term Investments	-	(695,413)
6.02.02	Restricted Cash	(57,347)	(132,237)
6.02.04	Increase in Intangible	(16,540)	(23,211)

ITR - Quarter Information – 09/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated  Interim Financial Statements / Statements of Cash Flows – Indirect Method

(In Thousands of Brazilian Reais)

6.02.05	Payment of Property	(444,956)	(161,374)
6.03	Net Cash Generated by Financing Activities	24,561	143,793
6.03.02	Debt Increase	304,663	559,349
6.03.03	Payments of Debts	(280,681)	(209,602)
6.03.04	Capital increase	579	807
6.03.05	Dividends	-	(51,443)
6.03.06	Financial Lease Payments Increase	-	(155,318)
6.04	Exchange Variation on Cash and Cash Equivalents	(1,351)	(1,511)
6.05	Net Decrease in Cash and Cash Equivalents	(179,730)	(653,185)
6.05.01	Opening balance of cash and cash equivalents	1,230,287	1,955,858
6.05.02	Closing balance of cash and cash equivalents	1,050,557	1,302,673

ITR - Quarter Information – 09/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated  Interim Financial Statements / Statements of Changes in Equity – From 01/01/2012 to 09/30/2012

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Income reserves	Accumulated losses	Other comprehensive income	Equity	Total non-controllers participation	Consolidated equity
5.01	Opening Balance	2,171,221	260,098	-	(146,140)	(79,268)	2,205,911	-	2,205,911
5.03	Adjusted Balance	2,171,221	260,098	-	(146,140)	(79,268)	2,205,911	-	2,205,911
5.04	Shareholders Capital Transactions	183,189	(182,610)	-	-	-	579		579
5.04.10	Subscription of Capital on August 13, 2012	183,189	(183,189)	-	-	-	-	-	-
5.04.11	Increase in advances for future capital	-	579	-	-	-	579	-	579
5.05	Total Comprehensive Income	-	10,973	-	(1,065,833)	23,853	(1,031.007)	-	(1,031,007)
5.05.01	Net Income for the Period	-	-	-	(1,065,833)	-	(1,065,833)	-	(1,065,833)
5.05.02	Other Comprehensive Income, net	-	10,973	-	-	23,853	34,826	-	34,826
5.05.02.06	Share – based payments	-	10,973	-	-	-	10,973	-	10,973
5.05.02.07	Other net Comprehensive income	-	-	-	-	23,853	23,853	-	23,853
5.07	Closing Balance	2,354,410	88,461	-	(1,211,973)	(55,415)	1,175,483	-	1,175,483

ITR - Quarter Information – 09/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated  Interim Financial Statements / Statement of Changes in  Equity – From 01/01/2011 to 09/30/2011

(In Thousands of Brazilian Reais)

Line code	Line item	Capital stock	Capital reserves, options granted and treasury shares	Income reserves	Accumulated losses	Other comprehensive income	Equity	Total non-controllers participation	Consolidated equity
5.01	Opening Balance	2,183,133	92,103	642,860	-	11,073	2,929,169	-	2,929,169
5.02	Prior year adjustments	-	-	-	(37,462)	-	(37,462)	-	(37,462)
5.03	Adjusted Balance	2,183,133	92,103	642,860	(37,462)	11,073	2,891,707	-	2,891,707
5.04	Shareholders Capital Transactions	807	(2,789)	-	-	-	(1,982)	-	(1,982)
5.04.01	Increase in advances for future capital	807	-	-	-	-	807	-	807
5.04.08	Share – based payments	-	19,999	-	-	-	19,999	-	19,999
5.04.09	Shares Buyback	-	(22,788)	-	-	-	(22,788)	-	(22,788)
5.05	Total Comprehensive Income	-	-	-	(805,807)	(86,547)	(892,354)	-	(892,354)
5.05.01	Net Profit for the Period	-	-	-	(805,807)	-	(805,807)	-	(805,807)
5.05.02	Other Comprehensive Income, net	-	-	-	-	(86,547)	(86,547)	-	(86,547)
5.07	Closing Balance	2,183,940	89,314	642,860	(843,269)	(75,474)	1,997,371	-	1,997,371

ITR - Quarter Information – 09/30/2012 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Consolidated Interim Financial Statements / Statements of Value Added

(In Thousands of Brazilian Reais)

Line code	Line item	Current YTD 01/01/2012 to 09/30/2012	Prior Year YTD 01/01/2011 to 09/30/2011
7.01	Revenues	6,292,933	5,555,014
7.01.02	Other Income	6,296,962	5,561,953
7.01.02.01	Transportation of Passengers, Cargo and Other	6,285,564	5,554,597
7.01.02.02	Other Operating Income	11,398	7,356
7.01.04	Allowance for doubtful accounts	(4,029)	(6,939)
7.02	Acquired from Third Parties	(4,378,700)	(3,599,332)
7.02.02	Materials, Energy, Third Parties Services and Other	(1,196,289)	(1,112,163)
7.02.04	Other	(3,182,411)	(2,487,169)
7.02.04.01	Fuel and lubrificants Suppliers	(2,859,184)	(2,175,393)
7.02.04.02	Aircraft Insurance	(21,507)	(25,555)
7.02.04.03	Sales and Marketing	(301,720)	(286,221)
7.03	Gross Value Added	1,914,233	1,955,682
7.04	Retentions	(372,159)	(271,487)
7.04.01	Depreciation, Amortization and Exhaustion	(372,159)	(271,487)
7.05	Net Added Value Produced	1,542,074	1,684,195
7.06	Value Added Received in Transfer	301,067	327,371
7.06.02	Finance income	301,067	327,371
7.07	Total Added Value for Distribution (Distributed)	1,843,141	2,011,566
7.08	Added value for Distribution (Distributed)	1,843,141	2,011,566
7.08.01	Employees	981,660	909,731
7.08.02	Taxes and Contributions	597,391	545,222
7.08.03	Third Party Capital Remuneration	1,329,923	1,362,420
7.08.03.03	Other	1,329,923	1,362,420
7.08.03.03.01	Financiers	852,322	1,013,023
7.08.03.03.02	Tenants	477,601	349,397
7.08.04	Shareholder’s return	(1,065,833)	(805,807)
7.08.04.03	Retained Earnings / Loss for the Period	(1,065,833)	(805,807)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

São Paulo, November 13, 2012 – GOL Linhas Aéreas Inteligentes S.A.,“GLAI”, (BM&FBovespa: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B+, Moody´s: B3), the largest low-cost and low-fare airline in Latin America, announces today its results for the third quarter of 2012 (3Q12). All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the third quarter of 2011 and second quarter of 2012 (3Q11 and 2Q12). The results for the quarter include 100% of Webjet’s, since october 3, 2011.

MESSAGE FROM MANAGEMENT

        During the quarter, GOL posted a consolidated operating loss (EBIT) of R$200 million and a net loss of R$309 million due to a combination of factors, including an increase of 20% in fuel over the previous year, a new exchange rate level, increase in airport fees and slow pace of Brazilian economic growth. This scenario reflects a challenging moment for the domestic aviation industry.

In response to this scenario, GOL has strengthened its strategy of adjusting domestic capacity in order to maximize load factor. Searching for more efficiency, GOL's route network has been centralized on profitable routes, while the workforce is still being reviewed by the Company. The impact of these measures will be gradual. In 3Q12, the strategy to adjust capacity continued to present results and load factor increased by 2.4 percentage points year over year.  Also, was an increase of 3.4% in passenger revenue per available seat kilometer (PRASK). These figures underline GOL's efforts to adjust its operation to the current macroeconomic scenario.

Even with this challenging scenario, GOL maintained a Cash Position of R$1.9 billion (22.9% of LTM Net Revenues) and without pressure for refinancing on the short term.

Another important move was CADE’s approval for Webjet’s acquisition by VRG in October, as already expected by the Company. This decision will allow GOL to keep searching for addional operational efficiencies between the Companies throughout this challenging scenario for the airline industry. After the approval, sales of both companies have been incorporated in GOL's website. Both companies continue to seek for other measures of operational integration.

The period was also marked by some important initiatives to strengthen the national aviation industry in the short and long term. In the short term, the government approved an incentive measure for the sector by reducing the airlines’ taxes on their payroll, GOL’s second highest expense after fuel. The country’s leading airlines created the Brazilian Airline Association (ABEAR) to discuss questions of common interest with the government and the regulatory agencies, an initiative that has been adopted by many important sectors of the Brazilian economy.

GOL maintained its focus on the creation and development of an independent Smiles business unit, aiming to improve its management and explore an increasingly attractive market with enormous growth potential in the coming years. Several initiatives were implemented to strengthen the program, including flights to the United States exclusively for Smiles clients and the creation of Smiles Shopping, both of which were designed to add even more value to this business model. As a result of this positive experience,  GOL announced the beginning of regular flights fto Orlando, Miami and Santo Domingo.

The period also saw some important strategic decisions by the Company. In October, GOL announced an additional purchase order for 60 737 MAX aircraft from Boeing. The new aircraft, which will be delivered as of 2018, will allow GOL to continue offering the most up-to-date equipment to its passengers in South America, while further increasing the cost efficiency of its flights, since the 737 MAXs are even more fuel-efficient than the B737 NGs. GOL will be the first Company in South America, and one of the first in the world, to use the new aircraft.

Throughout the quarter, GOL strengthened its focus on the provision of air services. GOL and Webjet’s combined route network achieved a punctuality ratio of around 94% and remote check-in via the web, smartphone and kiosk accounted for around 55% of period boardings (also on the combined network), versus 35% in 3Q11. The on-board sales service (buy on board), which offers passengers more options without the need to increase fares, is already present on 50% of daily flights, around four times more than in the same period last year. The Boeing 737 NG fleet closed the quarter with an average age of 7.4 years, one of the youngest in the global aviation industry. The spirit of service is an integral part of GOL’s DNA. The Company would like to take this opportunity to thank its employees for their unwavering dedication and motivation, attitudes that are making GOL increasingly the best company to fly with, work for and invest in.

Paulo Sérgio Kakinoff | CEO of GOL Linhas Aéreas Inteligentes S.A.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

AVIATION MARKET - INDUSTRY

Domestic aviation industry supply remained virtually flat over 3Q11, edging up by just 0.2%, while demand increased by 7.4%, due to the reduction of flights in GOL’s operational markets, a decision shared by all the key airlines, which was a response to the industry’s new cost level and the sluggish growth of Brazilian GDP. In September, domestic supply fell by 2.1% year over year, after eight consecutive years of growth. The last time supply dropped in September was in 2003.

The domestic load factor stood at 76.0%, versus 70.9% in 3Q11 (up by 5.1 p.p.). In the first nine months, domestic supply and demand moved up by 5.5% and 7.3%, respectively, over 9M11, confirming the industry’s trend towards more conservative supply additions and the creation of a more mature sector focused on recovering operating margins.

TOTAL SYSTEM - INDUSTRY (billion)	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Supply (ASK)	38.3	38.4	-0.4%	114.7	110.5	3.8%
Demand (RPK)	29.6	28.2	5.0%	84.8	80.4	5.5%
Load Factor	77.3%	73.3%	+4.0 pp	73.9%	72.7%	+1.2 pp
DOMESTIC MARKET	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Supply (ASK)	30.0	29.9	0.2%	90.2	85.4	5.5%
Demand (RPK)	22.8	21.2	7.4%	64.9	60.5	7.3%
Load Factor	76.0%	70.9%	+5.1 pp	72.0%	70.8%	+1.2 pp
INTERNATIONAL MARKET	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Supply (ASK)	8.3	8.5	-2.6%	24.6	25.1	-2.1%
Demand (RPK)	6.8	7.0	-2.5%	19.9	19.9	0.0%
Load Factor	82.0%	81.9%	+0.1 pp	80.9%	79.2%	+1.6 pp

Data from the Brazilian Civil Aviation Agency (Anac); the 3Q11 operating figures were recalculated in accordance with the current DCA Manual.

AVIATION MARKET – PRO-FORMA CONSOLIDATED DATA (GOL + Webjet)

The information below refers to GOL and Webjet’s pro-forma route network, i.e. including Webjet’s traffic data in 3Q11. Pro-forma figures are used to ensure better comparisons of the Company’s route network trends.

TOTAL SYSTEM GOL+ WEBJET PRO-FORMA (billion)	3Q12	3Q11	% Var.	9M12	9M11	% Var.
Supply (ASK)	13.0	14.0	-7.3%	39.5	40.3	-2.1%
Demand (RPK)	9.6	10.0	-4.6%	27.8	28.4	-2.0%
Load Factor	73.8%	71.7%	+2.0 p.p	70.4%	70.3%	+0.1 p.p
DOMESTIC MARKET	3Q12	3Q11	%Var.	9M12	9M11	%Var.
Supply (ASK)	11.9	13.0	-8.4%	36.3	36.9	-1.6%
Demand (RPK)	8.8	9.4	-5.7%	25.7	26.2	-1.9%
Load Factor	74.3%	72.1%	+2.2 p.p	70.7%	70.9%	-0.2 p.p
INTERNATIONAL MARKET	3Q12	3Q11	%Var.	9M12	9M11	%Var.
Supply (ASK)	1.1	1.0	7.0%	3.2	3.4	-7.4%
Demand (RPK)	0.8	0.7	8.8%	2.1	2.2	-3.5%
Load Factor	68.4%	67.3%	+1.1 p.p	65.8%	63.1%	+2.7 p.p

     Data from the Brazilian Civil Aviation Agency (Anac); the 3Q11 operating figures were recalculated in accordance with the current DCA Manual.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

DOMESTIC MARKET

Supply on GOL’s pro-forma domestic route network fell by 8.4% over 3Q11, chiefly due to the flight rationalization strategy adopted by the Company as of March 2012 as a result of the challenging macroeconomic scenario for the civil aviation sector in Brazil. In line with this strategy, supply (-8.4%) fell more than demand (-5.7%), leading to a 2.2 p.p. increase in the domestic load factor. In 2012, the Company expects its domestic supply to decline by between 2.0% and 4.5% over 2011. In the first nine months of 2012, GOL reduced its domestic supply by 1.6% year over year.

GOL’s domestic demand fell by 5.7%, chiefly due to the exceptionally modest recovery of Brazil’s economy in 3Q12, combined with the 8.4% period decline in ASK.

INTERNATIONAL MARKET

International supply moved up by 7.0% over 3Q11, chiefly due to the restructuring of the international route network, which added new flights from Guarulhos to Montevideo (Uruguay), Asunción (Paraguay) and Santa Cruz de La Sierra (Bolivia). There was also an increase in the number of flights that are not part of the regular route network, including those to Miami and Orlando (USA), offered exclusively to Smiles members.

International demand moved up by 8.8%, also mainly due to the same reasons that impacted international supply.

DEMAND (RPK) and LOAD FACTOR

As a result of the above, the total load factor climbed by 2.0 p.p. to 73.8% (from 71.1% in 3Q11), the Company’s best figure since 2007.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

CONSOLIDATED OPERATING INDICATORS (GOL and Webjet)

The indicators below do not include Webjet in 3Q11 and 9M11.

Consolidated Operating Indicators	3Q12	3Q11	% Var.	9M12	9M11	% Var.
RPK (in Bn)	9.6	8.9	7.7%	27.8	25.1	10.8%
GOL	8.4	8.9	-5.6%	24.1	25.1	-3.9%
Webjet	1.2	-	na	3.7	-	na
ASK (in Bn)	13.0	12.5	4.2%	39.5	36.0	9.7%
GOL	11.4	12.5	-8.7%	34.6	36.0	-4.0%
Webjet	1.6	-	na	4.9	-	na
Load Factor	73.8%	71.4%	+2.4 p.p	70.4%	69.7%	+0.7 p.p
GOL	73.8%	71.4%	+2.4 p.p	69.7%	69.7%	+0.1 p.p
Webjet	73.2%	-	na	74.8%	-	na
Revenue Passengers (’000)	10,416	9,396	10.9%	29,852	26,215	13.9%
GOL	9,110	9,396	-3.0%	25,857	26,215	-1.4%
Webjet	1,306	-	na	3,995	-	na
Productivity (Block Hour/Day)	12.1	13.8	-12.5%	12.2	13.4	-9.0%
GOL	12.3	13.8	-10.6%	12.5	13.4	-7.0%
Webjet	10.6	-	na	10.8	-	na
Departures	88,109	79,512	10.8%	267,021	229,734	16.2%
GOL	75,674	79,512	-4.8%	228,484	229,734	-0.5%
Webjet	12,435	-	na	38,537	-	na
Stage Length (km)	868	905	-4.2%	874	909	-3.9%
GOL	877	905	-3.1%	884	909	-2.8%
Webjet	810	-	na	818	-	na
Average Operating Aircraft	131	111	18.4%	133	110	20.7%
GOL	111	111	0.0%	112	110	1.5%
Webjet	20	-	na	21	-	na
Fuel Consumption (mm)	417	395	5.8%	1,266	1,135	11.5%
GOL	361	395	-8.4%	1,089	1,135	-4.1%
Webjet	56	-	na	177	-	na
Employee	18,356	18,606	-1.3%	18,356	18,606	-1.3%
GOL	16,704	18,606	-10.2%	16,704	18,606	-10.2%
Webjet	1,652	-	na	1,652	-	na

   3Q11 and 9M11traffic figures were recalculated in accordance with the current DCA Manual.

FLEET

The Company closed the third quarter with a total operational fleet (excluding 3 Boeing 767s) of 127 B737-700 and 800 NG aircraft with an average age of 7.4 years, plus 20 B737-300s, with an average age of 21.0 years. In 3Q12, the Company took delivery of four aircraft under an operational leasing contract and returned four aircraft under operational leasing, including three of Webjet's 737-300s. By the end of the quarter, three B767s were grounded.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The Company leases its fleet through a combination of financial and operational leases. Out of the total of 150 aircraft, 99 were under operational leases, 45 were under financial leases, and six are owned by the Company. GOL has purchase options on 39 of the 45 aircraft when their leasing contracts terminate. In 2012, the Company expects a decline of between 2.0% and 4.5% in the two companies’ combined seat supply over 2011.

Fleet - End of Period	3Q12	3Q11	Var.	2Q12	Var.
Consolidated Fleet	150	124	26	150	-
737-300	20	-	20	23	(3)
737-700	42	43	(1)	43	(1)
737-800 (2)	85	78	7	81	4
767-300 (1)	3	3	-	3	-

(1)   Of three Boeing 767 aircraft in the fleet, two are in the final stage to be transfered to Delta Air Lines and the other is outside the Company's operation. Expenses related to the two Boeing 767-300 aircraft are 100% reimbursed by Delta.

(2)   At the end of 3Q12, GOL had three 737-800s subleased.

On September 30, 2012, the Company had 88 firm orders, 10 purchase rights and an additional 40 purchase options with Boeing. The approximate amount of the firm orders, excluding contractual discounts, is R$16.6bn, to be paid in accordance with the following schedule.

On October 01, 2012, the Company announced together with Boeing a purchase order of 60 Boeing 737 NG MAX. Considering the new order, the Company will have 158 firm orders for aircraft acquisition of 737 family.

Aircraft Payments Forecast (R$MM)	2012	2013	2014	2015	2016	>2016	Total
Pre Delivery Deposits	136.5	606.5	527.6	444.8	91.4	3.6	1,810.4
Aircraft Acquisition Commitments*	493.4	3,181.3	4,700.2	4,214.9	3,301.3	706.0	16,597.1
Total	629.9	3,787.8	5,227.8	4,659.7	3,392.7	709.6	18,407.5

* List price of the aircraft

In addition to the above-mentioned obligations, the Company will pay R$1.8bn as advances on aircraft acquisitions in the above periods.

FUTURE FLEET PLAN

The following table shows the Company’s current situation and expectations regarding negotiations with the lessors of Webjet’s Boeing 737-300s and is therefore subject to possible alterations as these negotiations proceed.

Consolidated Fleet Plan – End of the Period	2011	2012	2013	2014
Boeing 737-700 NG	43	39	32	32
Boeing 737-800 NG	80	89	103	108
Boeing 737-300	24	9	-	-
Boeing 767 (1)	3	1	1	-
Total Fleet	150	138	136	140

(1)     Part of the total fleet, but not part of the operational fleet.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

With the replacement of Boeing 737-300s by Boeing 737-800s, the Company will increase its average seating per aircraft, enhancing the flexibility of its operating capacity and improving aircraft efficiency in terms of fuel consumption.

CAPEX

GOL invested around R$126.3mn in 3Q12, 63% of which in the purchase of aircraft parts and in aircraft reconfigurations and improvements, 36% in the acquisition of aircraft for delivery between 2012 and 2014 (pre-delivery deposits), and around 1% in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Brake Workshop).

2012 GUIDANCE

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends. The estimates below refer to GOL's and Webjet's consolidated figures.

2012 Guidance	Previous Scenario		Revised Scenario		Actual 2012
	Min.	Max.	Min.	Max.	JAN-SEP
Brazilian GDP Growth	3.0%	4.0%	1.5%	2.5%	N.D
Domestic Demand Growth (%RPK)	7.0%	10.0%	6.0%	9.0%	7.3%
Domestic Load Factor	71%	75%	71%	75%	71%
Passengers Transported (in million)	42	45	41	42	30
GOL Domestic Capacity (ASK billion)	50.2	51.2	48	49	36
RPK, System (in billion)	39	41.5	37	39	28
Departures (000)	363	370.3	354	364	267
CASK ex-fuel (R$ cents)	9.0	9.6	9.0	9.6	9.4
Fuel Liters Consumed (billion)	1.7	1.73	1.6	1.75	1.27
Average Exchange Rate (R$/US$)	1.75	1.8	1.95	2.00	1.92
Operating Margin (EBIT)	4.00%	7.00%	Negative		-9.2%

The Company’s quarterly figures reflect substantial and variable seasonality, jeopardizing comparisons with estimates for the entire fiscal year. The Company compares estimated with actual results after disclosing its financial statements for the full year. The results of these annual comparisons are available in Section 11 of the Company’s Reference Form.

.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

1.              General Information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a publicly-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The Company is engaged in, controling of its wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”), and through its subsidiaries or affiliates, essentially exploring: (i) regular and non-regular air transportation services of passengers, cargo and mailbags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of air transport service provided in its bylaws.

Additionally, GLAI is the direct parent company of the subsidiaries GAC Inc (“GAC”), Gol Finance (“Finance”), and indirect parent company of the subsidiaries SKY Finance II (“SKY II”) and Webjet Linhas Aéreas S.A. ("Webjet").

GAC was established on March 23, 2006, according to the laws of the Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides financial support for its operating activities and settlement of obligations. Finance was incorporated on March 16, 2006, in accordance with the laws of the Cayman Islands, and its activity is related to fundraising to finance the acquisition of aircraft.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company, which operates domestic and international flights using GOL and VARIG brands, and provides regular and non-regular air transportation services from/to the main destinations in Brazil, South America and the Caribbean.

On February 28, 2011, the subsidiary VRG constituted a Participation Account Company (“SCP BOB”) engaged in developing and operating on-board sales of food and beverages in domestic flights. VRG has  50% participation in the share capital of the company, which started to operate in September, 2011.

On August 1, 2011, the subsidiary VRG acquired the entire share capital of Webjet, an airline based in the city of Rio de Janeiro, which provides domestic regular air transportation and nonregular international passenger cargo and mail transportation. The transaction was approved by the ANAC in October 3, 2011.

On April 28, 2012, the subsidiary VRG constituted a participation account company ("SCP Trip") in order to develop, produce and explore the "Gol Magazine", distributed free on flights of the Company. The participation of VRG is equivalent to 60% of the SCP.

The Company’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange- BOVESPA. The Company has adopted Level 2 Differentiated Corporate Governance Practices with the São Paulo Stock Exchange-BOVESPA, and is included in the Special Corporate Governance Stock Index (IGC) and the Special Tag Along Stock Index (ITAG), which were created to identify companies committed to adopt differentiated corporate governance practices.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

2.        Approval and summary of significant accounting policies applied in preparing the Interim Financial Information- ITR.

The approval and authorization of these Interim Financial Information occurred at the Board of Directors’ meeting held on November 13, 2012. The Company’s registered office is located at Comandante Linneu Gomes Square, entrance 3, building 24, Jardim Aeroporto, Sao Paulo, Brazil.

2.1  Basis of preparation

The consolidated Interim Financial Information- ITR was prepared for the three and/or nine months period ended on September 30, 2012 in accordance with International Accounting Standards (IAS) no. 34, related to consolidated interim financial statements, as issued by the International Accounting Standards Board (IASB) and technical pronouncement CPC 21 – Demonstração Intermediária (Interim Financial Reporting).

IAS 34 requires the use of certain accounting estimates by the Company Management. The consolidated interim financial information - ITR was prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

The Individual Interim Financial Information - ITR of the parent company was prepared in accordance with the accounting pratices adapted in Brazil, CPC 21 which deals with the Interim Finance Information.

The individual interim financial information prepared for statutory purposes, presents the valuation of investments in subsidiaries by the equity method, according to Brazilian legislation. Thus, these individual financial statements are not in accordance with IFRSs, which require the evaluation of these investments in separate financial statements of the parent at fair value or cost.

These Interim Financial Information- ITR individual and consolidated do not include all the information and disclosure items required in the individual and consolidated annual financial statements, therefore, they must be read together with the individual and consolidated financial statements for the year ended December 31, 2011, filed on March 26, 2012, which were prepared according to the accounting practices, as described above. There were no changes in accounting practices adopted on December 31, 2011 when compared to those of September 30, 2012. The balances of deferred income tax and social contribution assets and liabilities have been reclassified in September 30, 2012 and December 31, 2011 in order to present the net values by each taxpayer entity under CPC 32 - Income Taxes (IAS 12).

The Company has chosen to present these individual and consolidated interim financial information in one single set, side by side, because there is no difference between the individual and consolidated shareholders’ equity and net income (loss).

3.    Seasonality

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The Company expects that the revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, January and July, respectively, and during the last two weeks of December, during the holidays season. Given the high portion of fixed costs, this seasonality tends to result in fluctuations in our operational results over the year.

4.        Cash and cash equivalents

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011	09/30/2012	12/31/2011

Cash and bank deposits	55,610	13,406	352,892	157,452
Cash equivalents	59,259	218,979	697,665	1,072,835
	114,869	232,385	1,050,557	1,230,287

As of September 30, 2012, cash equivalents were represented by private bonds (CDBs - Bank Deposit Certificates), Government bonds and fixed-income funds, paid at post fixed rates ranging between 96.8% and 102.8% of the Interbank Deposit Certificate Rate (CDI).

The composition of cash equivalents balance is as follows:

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011	09/30/2012	12/31/2011

Private bonds	41,858	218,979	49,160	284,911
Government bonds	-	-	399,535	787,605
Investment funds	17,401	-	248,970	319
	59,259	218,979	697,665	1,072,835

These investments have high liquidity, are readily convertible into known amounts of cash and are subject to an insignificant risk of value changes.

5.   Short-term investments

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Private bonds	-	-	60,162	12,071
Government bonds	-	-	233,039	124,400
Investment funds	181,220	69,885	369,026	872,597
	181,220	69,885	662,227	1,009,068

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Private bonds comprise of CDBs (“Bank Deposit Certificates”), with maturity until September 2013 and highly liquid, paid at a weighted average rate of 101.5% of the CDI rate.

Public bonds comprise of LTN (National Treasury Bills), NTN (National Treasury Bills), with immediate maturity, and paid at a variable average for the last twelve months of 11.27% p.a..

Investment funds are represented primarily by government bonds LTN and CDBs.-

6. Restricted Cash

	Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011
Escrow - operation buyback	1,183	-
Margin deposits for hedge transactions (a)	47,972	82,996
Guarantee margin deposits associated with loans from BNDES (b)	-	8,591
Deposits in guarantee with letter of credit	8,917	8,471
Escrow - Webjet loan (c)	61,954	-
Escrow - purchase of Webjet	-	8,554
Deposits in guarantee to forward operations of future	44,256	-
Other deposits	2,160	483
	166,442	109,095

Current	63,137	8,554
Noncurrent	103,305	1,133

(a)      Deposits in US dollar, subject to the libor rate (average yield of 0.90% p.a.).
(b)     Guarantee margin, invested in DI investment funds and yielding at a weighted average rate of 102% of CDI.
(c)      Escrow deposit equivalent to 30% of the loan transaction Webjet.

7.   Trade and other receivables

	Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011
Local currency:
Credit card administrators	98,264	100,214
Travel agencies	218,811	185,544
Installment sales	38,418	47,189
Cargo agencies	34,319	37,460
Airline partners companies	17,812	17,031
Other	40,277	35,077
	447,901	422,515
Foreign currency:
Credit card administrators	10,732	9,228
Travel agencies	7,528	6,833
Cargo agencies	345	301
	18,605	16,362
	466,506	438,877

Allowance for doubtful accounts	(84,988)	(83,610)
	381,518	355,267

Current	380,978	354,134
Noncurrent (*)	540	1,133

(*) The portion of noncurrent trade receivables is recorded in other receivables, in noncurrent assets, and corresponds to installment sales made under the Voe Fácilprogram, with maturity over 360 days.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The aging list of accounts receivable is as follows:

	Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011
Falling due	342,752	317,016
Overdue until 30 days	16,134	20,618
Overdue 31 to 60 days	7,560	7,507
Overdue 61 to 90 days	4,262	4,954
Overdue 91 to 180 days	6,190	11,754
Overdue 181 to 360 days	17,644	15,307
Overdue above 360 days	71,964	61,721
	466,506	438,877

The average collection period of installment sales is eight months and 5.99% monthly interest is charged on the receivable balance, which is recognized as financial income. The average collection period of other receivables is 102 days (108 days as of December 31, 2011.)

Changes in the allowance for doubtful accounts, for the quarters ended September 30, 2012 and 2011, are as follows:

	Consolidated (IFRS and BRGAAP)
	09/30/2012	09/30/2011
Balance at beginning of period	(83,610)	(60,127)
Additions	(19,786)	(19,740)
Unrecoverable amounts	2,651	2,898
Recoveries	15,757	9,903
Balance at the end of period	(84,988)	(67,066)

8.             Inventories

	Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011

Consumables	19,642	20,148
Parts and maintenance materials	123,101	127,080
Advances to suppliers	23,625	12,725
Others	6,361	12,331
Provision for adjustment to market value (a)	(2,295)	(3,061)
Provision for obsolescence	(17,836)	(18,200)
	152,598	151,023

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

(a)      The amount refers to the amortization reduction on inventories purchased from Webjet. In the period ended September 30, 2012, there was the realization of the value allocated to the amount of R$776.

Changes in the allowance for inventory obsolescence are as follows:

	Consolidated (IFRS and BRGAAP)
	09/30/2012	09/30/2011
Balance at the beginning of the period	(18,200)	(17,004)
Additions	(116)	(51,180)
Write-offs	480	51,050
Balance at the end of the period	(17,836)	(17,134)

9.    Deferred and recoverable taxes

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Recoverable taxes:
Current assets
ICMS (1)	-	-	20,723	13,222
Prepaid IRPJ and CSSL (2)	43,445	37,784	76,094	77,679
IRRF (3)	546	1,922	25,367	16,584
PIS and COFINS (4)	-	-	699	54,085
Withholding tax of public institutions	-	-	4,712	26,791
Value added tax – IVA (5)	-	-	5,603	4,242
Income tax on imports	247	275	16,888	17,740
Others	-	-	957	2,655
Total recoverable taxes - current	44,238	39,981	151,043	212,998

(1) ICMS: State tax on sales of goods and services.
(2) IRPJ: Brazilian federal income tax on taxable income.
      CSLL: social contribution on taxable income, created to sponsor social programs and funds.
(3) IRRF: withholding income tax levied on certain domestic transactions, such as payment of fees to some service providers, payment of salaries, and financial income from bank investments.
(4) PIS/COFINS: Contributions to Social Integration Program (PIS) and Contribution for the Financing of Social Security (COFINS)
(5) IVA: Value added tax on sales of goods and services abroad.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	GLAI		VRG		Consolidated
	09/30/2012	12/31/2011	09/30/2012	12/31/2011	09/30/2012	12/31/2011

Deferred taxes:

Tax losses	31,762	33,121	394,046	394,046	425,808	427,167
Negative basis of social contribution	11,434	11,923	141,857	141,857	153,291	153,780

Temporary diferences:
Mileage program:	-	-	150,489	97,483	150,489	97,483
Allowance for doubtful accounts and other credits	-	-	62,466	62,317	62,466	62,317
Provision for loss on acquisition of VRG	-		143,350	143,350	143,350	143,350
Provision for legal and tax liabilities	-	-	33,047	57,151	33,047	57,151
Return of aircraft	-	-	35,834	22,089	35,834	22,089
Derivative transactions not settled	-	-	35,972	36,852	35,972	36,852
Effects from Webjet’s acquisition	-	-	5,315	7,086	5,315	7,086
Brands	-	-	(21,457)	(21,457)	(21,457)	(21,457)
Flight rights	-	-	(353,226)	(353,226)	(353,226)	(353,226)
Maintenance deposits	-	-	(106,318)	(101,630)	(106,318)	(101,630)
Depreciation of engines and parts for aircraft maintenance	-	-	(156,002)	(140,677)	(156,002)	(140,677)
Reversal of goodwill amortization	-	-	(95,745)	(76,596)	(95,745)	(76,596)
Derivative transactions not settled	-	-	(14,436)	(26,902)	(14,436)	(26,902)
Aircraft leasing	193	93	51,068	36,404	51,261	36,497
Total deferred tax and social contribution	43,389	45,137	306,260	278,147	349,649	323,284

The Company and its direct subsidiary VRG and indirect subsidiary Webjet have tax losses and negative basis of social contribution on calculation of taxable income, to be offset against 30% of annual taxable income, which can be carried forward indefinitely, in the following amounts:

	Individual (GLAI)		Direct (VRG) and indirect subsidiary (Webjet)
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Tax losses	252,834	258,268	2,637,339	1,887,267
Negative basis of social contribution	252,834	258,268	2,637,339	1,887,267

The tax credits arising from tax loss carryforwards and negative basis of social contribution were recorded based on the expected generation of future taxable income of the Company and its subsidiaries, as prescribed by tax laws.

Projected future taxable income for the utilization of tax loss carryforwards and negative basis of social contribution, technically prepared and supported based on business plans and approved by the Board of Directors, indicates the existence of sufficient taxable income for the realization of the recognized deferred tax assets.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The Company and its subsidiaries have a total tax credits in the amount of R$982,659, which R$85,964 are from GLAI and R$896,695 are from its subsidiaries VRG and Webjet, and recognized an allowance for loss of R$403,560 (R$42,768 from GLAI and R$360,792 from its subsidiaries VRG and Webjet), for credits that have no perspective of realization in the near future. Such tax credits are supported by projections of future profitability and reviewed annually.

Management considers that the deferred tax assets arising from temporary differences will be realized proportionally to the realization of provisions and final outcome of future events.

		Individual
		Three months periods ended on		Nine months periods ended on
	30/06/11	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Loss before income tax and social contribution		(309,054)	(513,058)	(1,059,792)	(802,365)
Combined tax rate		34%	34%	34%	34%
Income tax at combined tax rate		105,078	174,440	360,329	272,804
Adjustments to calculate the effective tax rate:
Equity in subsidiaries		(97,138)	(110,575)	(301,525)	(204,844)
Nondeductible income from subsidiaries		(8,211)	(9,402)	(25,131)	(24,718)
Income tax on permanent differences		(2,904)	(1,721)	(3,727)	(6,794)
Income tax and social contribution not recognized on tax loss carryforwards or compensation 30%		-	722	-	-
Nondeductible expenses (nontaxable income)		(51)	(31)	(163)	320
Exchange differences on foreign investments		2,928	(56,875)	(35,824)	(40,210)
Income (expense) of tax and social contribution		(298)	(3,442)	(6,041)	(3,442)

Current income tax and social contribution		(277)	(2,404)	(4,293)	(2,404)
Deferred income tax and social contribution		(21)	(1,038)	(1,748)	(1,038)
		(298)	(3,442)	(6,041)	(3,442)

		Consolidated
		Three months periods ended on		Nine months periods ended on
	30/06/11	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Loss before income tax and social contribution		(278,372)	(647,880)	(1,099,295)	(896,256)
Combined tax rate		34%	34%	34%	34%
Income tax at combined tax rate		94,646	220,279	373,760	304,727
Adjustments to calculate the effective tax rate:
Nondeductible income from subsidiaries		(19,025)	(9,402)	(43,495)	(24,718)
Nondeductible expenses		(8,062)	(7,967)	(14,498)	(17,106)
Income tax on permanent differences		(320)	(2,534)	(2,897)	(27,025)
Use of tax credits in the repayment of Law 11.941		-	-	-	(8,013)
Income tax and social contribution is not recognized on tax loss carryforwards		(92,123)	(12,125)	(235,196)	(97,210)
Exchange differences on foreign investments		(6,096)	(56,871)	(44,212)	(40,206)
Income (expense) of tax and social contribution		(30,980)	131,380	33,462	90,449

Current income tax and social contribution		(597)	(2,581)	(5,192)	(22,186)
Deferred income tax and social contribution		(30,383)	133,961	38,654	112,635
		(30,980)	131,380	33,462	90,449

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

10. Prepaid Expenses

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Deferred losses from sale-leaseback transactions	-	-	47,172	54,201
Prepayments of hedge premium	-	-	91	11,572
Lease prepayments	-	-	27,255	30,382
Insurance prepayments	463	136	2,215	22,775
Prepaid commissions	-	-	14,603	13,020
Others	-	-	6,828	6,811
	463	136	98,164	138,761

Current	463	136	60,311	93,797
Noncurrent	-	-	37,853	44,964

(a) During the reporting periods of 2007, 2008, and 2009, the Company recorded losses on sale-leaseback transactions performed by its subsidiary GAC Inc. relating to nine aircraft in the amount of R$89,337. These losses were deferred and are being amortized proportionally to the payments of the respective lease contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in explanatory Note 27 b.

11.   Deposits

Parent company

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to labor claims, deposited in escrow until the conclusion of the related claims, updated at the SELIC  rate. The balances of escrow deposits as of September 30, 2012 recorded in noncurrent assets totaled R$16,998 (R$12,065 as of December 31, 2011).

Consolidated

Maintenance deposits

The Company and its subsidiaries VRG and Webjet made deposits in US dollars for maintenance of aircraft and engines that will be used  in future events as set forth in some finance lease contracts.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The maintenance deposits do not exempt the Company and its subsidiaries, as lessee, neither from the contractual obligations relating to the maintenance of the aircraft nor from the risk associated with maintenance activities. The Company and its subsidiaries hold the right to select any of the maintenance service providers or to perform such services internally.

Based on the regular analysis of deposit recovery, management believes that the amounts reported in the consolidated balance sheet are recoverable and there are no indications of impairment of maintenance deposits, whose balances as of September 30, 2012 classified in current and noncurrent assets amount to R$23,928 and R$343,316, respectively (R$35,082 and R$323,062 in current and noncurrent assets as of December 31, 2011, respectively).

Deposits in guarantee for lease agreements

As required by the lease agreements, the Company and its subsidiaries hold guarantee deposits in US dollars on behalf of the leasing companies, whose full refund occurs upon the contract expiration date. As of September 30, 2012, the balance of guarantee deposits for lease agreements, classified in noncurrent assets, is R$97,282 (R$96,983 as of December 31, 2011).

Escrow deposits

Escrow deposits represent guarantees in legal proceedings related to tax, civil and labor claims, deposited in escrow until the resolution of the related claims, paid at SELIC  rate. The balances of escrow deposits as of September 30, 2012, recorded in noncurrent assets totaled R$159,232 (R$175,472 as of December 31, 2011).

12.      Transactions with related parties

Loan agreements– noncurrent assets and liabilities– Individual

The Company, through GAC and Finance maintains loan agreements, assets and liabilities with its subsidiary VRG without interest rates prescribed, maturity or guarantees, as set forth below:

	Asset		Liability
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
GLAI with VRG	50,698	48,514	-	-
GAC with VRG (a)	-	71,280	406,232	222,725
Finance with VRG (a)	476,084	474,023	-	-
	526,782	593,817	406,232	222,725

a)         The values that the Company maintains with GAC and Finance, subsidiaries abroad, are subject to exchange rate variations.

Graphic, consulting and transportation services

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The subsidiary VRG holds a contract with the related party Breda  Transportes e Serviços  S.A. for passenger and luggage transportation services between airports, and transportation of employees, expiring on May 31, 2013, renewable every 12 months for additional equal terms through an amendment instrument signed by the parties, annually adjusted based on the IGP-M fluctuation (General Market Price Index) .

The subsidiary VRG also holds contracts with the related parties Expresso União Ltda. and Serviços Gráficos Ltda., for employee transportation and graphic services, expiring on September 16, 2012 and July 18, 2012, respectively. After the end of the term, these contracts were not renewed.

The subsidiary VRG also holds contracts for the operation of the Gollog franchise through the related party União Transporte de Encomendas e Comércio de Veículos Ltda., expiring on December 29, 2015.

The subsidiary VRG also holds contracts with the related party Vaud Participações S.A. to provide executive administration and management services, expiring on October 01, 2014.

During the period ended September 30, 2012, VRG recognized total expenses related to these services of R$8,307 (R$8,401 as of September 30, 2011). All the entities referred above belong to the same economic group.

Property lease

VRG is the lessee of the property located at Rua Tamoios, 246, São Paulo, SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., a company owned by the same shareholder of the Company, whose contract was terminated in August 2012. During the period ended September 30, 2012 VRG recognized total expenses related to this lease of R$329 (R$438 as of September 30, 2011).

Contracts Account Opening UATP (Universal Air Transportation Plan) to Grant Credit Limit

On September 2011, subsidiary VRG entered into agreements with related parties Pássaro Azul Taxi Aéreo Ltda. e Viação Piracicabana Ltda. The purpose of the agreement is the issuance of UATP (Universal Air Transportation Plan) accounts. VRG issued credits to related parties in the amounts of R$20 and R$40, respectively, to be used in the UATP system. Such system can be used to pay domestic and international air services to all members. VRG uses the UATP system, which is operated and maintained by the international air sector, and seeks to simplify billing and facilitate the payment of air travels and other related services.

Financing contract for engine maintenance

VRG has a line of funding for maintenance of engines whose disbursement occurs through the issuance of  Guaranteed Notes. The series, issued on 29 June 2012 and 27 September 2012 respectively, will mature on June 29, 2014 and 27 September 2014  aims to support the maintenance of engines, (see details in note 17). In the nine months ended on September 30, 2012 spending on engine maintenance conducted by Delta Air Lines was R$62,944.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Trade payables – current liabilities

As of September 30, 2012, balances payable to related companies amounting to R$1,014 (R$1,198 as of December 31, 2011) are included in the balance of accounts payables and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Key management personnel payments

	Three months period		Nine months period ended
	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Salaries and benefits	3,391	4,018	10,043	11,274
Related taxes	1,313	1,398	3,881	4,085
Share-based payments	1,376	2,400	3,969	11,576
Total	6,080	7,816	17,893	26,935

As of September 30, 2012, the Company did not offer postemployment benefits, and there are no severance benefits or other long-term benefits for the Management or other employees.

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of preferred stock options to the Company’s management and key senior executive officers. For grants through 2009, the options vest at a rate of 20% per year, and can be exercised within up to 10 years after the grant date.

Due to changes in the Company's Stock Option Plan, approved at the Annual Shareholders’ Meeting held on April 30, 2010, for plans granted beginning 2010, 20% of the options become vested as from the first year, an additional 30% as from the second, and the remaining 50% as from the third year. The options under these plans may also be exercised within 10 years after the grant date.

The fair value of stock options was estimated on the grant date using the Black-Scholes option pricing model.

The date of the Board of Directors’ meetings and the assumptions utilized in the Black-Scholes option pricing model are as follows:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)	2011
Board of Directors’ meeting date	December 9, 2004	January 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010	December 20, 2010
Total options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640	2,722,444
Option strike price	33.06	47.30	65.85	45.46	10.52	20.65	27.83
Average fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81	16.11(c)
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%	44.55%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%	0.47%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%	10.25%
Option term (years)	10	10	10	10	10	10	10

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

(a) In April 2010 additional options were granted, totaling 216,673 in addition to those approved by the 2009 plan.

(b) In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c) The calculated fair the value for 2011 plan was 16.92, 16.11, and 15.17 for the related vesting periods (2011, 2012, and 2013).

(d) The calculated fair the value for 2012 stock option plans was 6.04, 5.35 and 4.56 respectively.

Changes in the stock options as of September 30, 2012 are as follows:

	Stock options	Weighted average strike price
Outstanding options as of December 31, 2011	4,621,192	24.34
Options granted	-	-
Options expired and adjustment on forfeited rights estimate	(1,221,969)	26.54
Options outstanding as September 30,2012	3,399,223	24.09

Number of options to be vested as of December 31, 2011	1,784,759	23.89
Number of options to be vested as of September 30, 2012	1,885,116	23.05

The strike price range and the average maturity of outstanding options, as well as the strike price range for the exercisable options as of September 30, 2012, are summarized below:

Outstanding options				Options exercisable
Strike price range	Outstanding options	Remaining weighted average maturity in years	Average strike price	Options exercisable	Average strike price
33.06	4,965	3	33.06	4,965	33.06
47.3	13,220	4	47.30	13,220	47.3
65.85	14,962	5	65.85	14,962	65.85
45.46	41,749	6	45.46	37,574	45.46
10.52	237,087	7	10.52	165,961	10.52
20.65	1,419,751	8	20.65	1,064,814	20.65
27.83	1,667,489	9	27.83	583,620	27.83
10.52-65.85	3,399,223	8,26	24.63	1,885,116	23.05

For the period ended September 30, 2012, the Company recognized in shareholders’ equity an result with stock options in the amount of R$10,973 (R$19,999 for the period ended September 30, 2011), being the expense presented in the consolidated income statements as personnel expenses.

13.  Investments

Due to the changes in Law 6404/76 introduced by Law 11,638/07, investments in foreign subsidiaries, GAC and Finance were considered as an extension of the controller GLAI and consolidated on a line by line basis, only the subsidiary VRG was considered as an investment.

Changes in investments to September 30, 2012 are as follows:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Balances as of December 31, 2010 - Investment	2,713,261
Equity in subsidiaries	(518,274)
Unrealized hedge losses (VRG)	(89,853)
Amortization losses, net of sale leaseback (a)	(1,809)
Balances as of December 31, 2011- Investment	2,103,325
Equity in subsidiaries	(886,837)
Unrealized hedge gains (VRG)	23,853
Deferred gains, net of sale leaseback transaction with (a)	(1,357)
Balances as of September 30, 2012- Investment	1,238,984

(a) The subsidiary GAC has net balance of deferred losses and gains on sale leaseback, whose deferral is subject to the payment of contractual installments made by its subsidiary VRG. Accordingly, as of September 30, 2012, the net balance to be deferred of R$29,328 (R$30,685 for the year ended December 31, 2011) is basically a part of the parent's net investment in the VRG. See explanatory note N°. 27 b.

The subsidiary VRG’s shares are not traded on stock exchanges. The relevant information on VRG is summarized below:

	Total number of shares	Interest %	Capital	Shareholders’ equity (b)	Net income (loss)
12/31/11	3,002,248,156	100%	2,294,191	2,072,640	(518,274)
09/30/12	3,002,248,156	100%	2,294,191	1,209,656	(886,837)

(b) The difference between the balance of investment and equity participation in VRG corresponds to the net effect of  R$29,328 from sale leaseback, mentioned above under (a).

14. Earnings or Loss per Share

Although there are differences between common and preferred shares in terms of voting rights and priority in case of liquidation, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, preferred shareholders are entitled to receive dividends per share in the same amount of the dividends per share paid to common shareholders. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares, and, accordingly, basic and diluted earnings or loss per share are calculated equally for both shares.

Consequently, basic earnings or loss per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. Diluted earnings or loss per share are computed including stock options granted to key management and employees using the treasury stock method when the effect is dilutive. The antidilutive effect of all potential shares is disregarded in calculating diluted earnings or loss per share.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Individual and Consolidated (IFRS and BRGAAP)
	Three months periods ended on		Nine months periods ended on
	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Numerator
Income (loss) for the period	(309,352)	(516,500)	(1,065,833)	(805,807)

Denominator
Weighted average number of outstanding shares (in thousands)	271,058	270,363	268,130	270,363

Adjusted weighted average number of outstanding shares and diluted presumed conversions (in thousands)	271,058	270,363	268,130	270,363

Basic earnings (loss) per share	(1.14)	(1.91)	(3.98)	(2.98)
Diluted earnings (loss) per share	(1.14)	(1.91)	(3.98)	(2.98)

Diluted earnings or loss per share are calculated by considering the instruments that may have a potential dilutive effect in the future, such as share-based payment transactions, discussed in note 12. However, due to the losses reported for the periods ended on September 30, 2012 and 2011, these instruments have anti-dilutive effect and, therefore, are not considered in the total number of outstanding shares.

15. Property, Plant and Equipment

Individual

The balance correspond to advances for acquisition of aircraft, related to prepayments made based on the contracts with Boeing Company to acquire 98 aircraft 737-800 Next Generation (101 aircraft as of 31 December 2011) in the amount of R$508,950 (R$359,515 as of December 31, 2011) and the right on the residual value of aircraft in the amount of R$417,163 (R$417,163 as of December 31, 2011), both held by the subsidiary GAC.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Consolidated

	09/30/2012				12/31/2011
	Weighted anual depreciation rate	Cost	Accumulated depreciation	Net amount	Net amount
Flight equipment
Aircraft under finance leases	4%	2,956,113	(690,249)	2,265,864	2,377,234
Sets of replacement parts and spares engines	4%	932,570	(220,458)	712,112	733,095
Aircraft reconfigurations / overhauling	30%	636,298	(339,196)	297,102	253,655
Aircraft and safety equipment	20%	2,162	(1,160)	1,002	822
Tools	10%	27,157	(9,443)	17,714	18,387
		4,554,300	(1,260,506)	3,293,794	3,383,193
	-
Impairment losses	-	(43,548)	-	(43,548)	(50,653)
		4,510,752	(1,260,506)	3,250,246	3,332,540

Property, plant and equipment in use
Vehicles	20%	10,637	(7,714)	2,923	2,969
Machinery and equipment	10%	49,878	(16,219)	33,659	31,573
Furniture and fixtures	10%	20,787	(10,870)	9,917	10,323
Computers and peripherals	20%	46,266	(31,757)	14,509	15,712
Communication equipment	10%	3,091	(1,668)	1,423	1,334
Facilities	10%	4,593	(2,986)	1,607	1,854
Maintenance center Confins	7%	105,971	(15,933)	90,038	92,047
Leasehold improvements	20%	51,374	(24,941)	26,433	15,115
Construction in progress	-	5,865	-	5,865	21,936
		298,462	(112,088)	186,374	192,863
		4,809,214	(1,372,594)	3,436,620	3,525,403

Advances for aircraft acquisition	-	513,556	-	513,556	365,067

		5,322,770	(1,372,594)	3,950,176	3,890,470

Changes in property, plant and equipment balances are as follows:

	Property, plant and equipment under finance lease	Others flight equipment (a)	Advances for acquisition of property, plant and equipment	Others	Total
As of December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968
Additions from Webjet’s acquisition	-	65,328	-	6,264	71,592
Additions	371,262	300,915	273,984	38,576	984,737
Disposals	-	(3,383)	(232,578)	(5,132)	(241,093)
Depreciation	(204,461)	(136,120)	-	(21,903)	(362,484)
Impairment losses	-	(23,250)	-	-	(23,250)
As of December 31, 2011	2,377,234	955,306	365,067	192,863	3,890,470
Additions	31,705	251,373	215,598	13,389	512,065
Disposals	-	(55,140)	(67,109)	(88)	(122,337)
Depreciation	(143,075)	(174,262)	-	(19,790)	(337,127)
Impairment losses (b)	-	7,105	-	-	7,105
As of September 30, 2012	2,265,864	984,382	513,556	186,374	3,950,176

(a)     Additions primarily represent total estimated costs to be incurred relating to the reconfiguration of aircraft when returned and improvement costs relating to major overhauled of engine, hulls and spare parts, under operating lease.

(b)     Refers to adjustments of the depreciation of assets valued at recoverable amounts or fair value.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

16. Intangible assets

Individual

As of September 30, 2012, the balance in the Parent Company in the amount of R$22 refers to software (R$89 as of December 31, 2011).

Consolidated

	Goodwill	Trademarks	Airport operating licenses	Software	Total
Balance as of December 31, 2010	542,302	63,109	560,842	100,924	1,267,177
Additions from Webjet’s acquisition				209	209
Additions	-	-	-	73,598	73,598
Disposals	-	-	-	(8,936)	(8,936)
Amortization	-	-	-	(26,149)	(26,149)
Provisional fair value from Webjet’s acquisition	-	-	478,058	-	478,058
Balance at December 31, 2011	542,302	63,109	1,038,900	139,646	1,783,957
Additions	-	-	-	16,540	16,540
Disposals	-	-	-	(378)	(378)
Amortization	-	-	-	(35,032)	(35,032)
Balance as of September 30, 2012	542,302	63,109	1,038,900	120,776	1,765,087

17. Short and Long-term Debt

	Maturity of contract	Effective rate (p.a.)	Individual		Consolidated
		09/30/2012	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Short-term debt:
Local currency:
Debentures IV	Sep, 2015	11.09%	-	-	-	595,160
Debentures V	Jun, 2017	10.64%	-	-	-	493,284
BNDES loan Safra	Oct, 2014	11.46%	-	-	29,992	29,956
Santander	Oct, 2012	8.99%	1,161	40,676	1,161	40,676
Citibank	Dec, 2012	8.73%	-	-	14,931	19,401
BNDES (direct)	Jul, 2017	10.72%	-	-	3,138	8,372
BDMG	Mar, 2018	10.71%	-	-	5,643	3,600
Industrial CDB	Mar, 2012	-	-	-	-	1,250
Banco IBM	Sep, 2017	12,80%	-	-	4,752	-
Working Capital/ Banco Itaú	Mar, 2013	16.08%	-	-	150,042	-
Interest			-	-	52,806	23,421
			1,161	40,676	262,465	1,215,120
Foreign currency
(in U.S. Dollars):
J.P.Morgan	Sep, 2014	1,09%	-	-	76,236	-
Working Capital	Mar, 2012	3.42%	-	-	-	95,894
IFC	Jan, 2013	5.79%	-	-	16,507	31,264
FINIMP	Jun,2013	3.59%	-	-	20,490	3,127
Aeroturbine	Dec,2012	-	-	-	705	4,579
Interest			36,195	38,799	35,252	40,701
			36,195	38,799	149,190	175,565
			37,356	79,475	411,655	1,390,685

Finance lease	Sep, 2013	-	-	-	203,312	161,755
Total short-term debt			37,356	79,475	614,967	1,552,440
				0		0
Long-term debt:
Local currency:
Debentures IV	Sep, 2015	11.09%	-	-	596,128	-
Debentures V	Jun,2017	10.64%	-	-	494,199	-
Safra	Dec,2015	11.54%	-	-	163,329	196,000
BNDES – Loan Safra	Oct, 2014	11.46%	-	-	21,163	42,837
BDMG	Mar, 2018	10.71%	-	-	21,325	25,851
BNDES – (direct)	Jul, 2017	10.72%	-	-	11,873	-
IBM bank	Sept, 2017	12.80%	-	-	20,485	-
			-	-	1,328,502	264,688
Foreign Currency
(in U.S. Dollars):
J.P.Morgan	Sept, 2014	1.09%	-	-	44,820	-
Senior bond I	Apr, 2017	7.70%	456,882	421,669	426,426	393,532
Senior bond II	Jul, 2020	9.65%	597,062	550,471	597,062	550,471
Perpetual bond	-	8.75%	406,120	375,160	363,475	335,768
			1,460,064	1,347,300	1,431,783	1,279,771
			1,460,064	1,347,300	2,760,285	1,544,459

Finance lease	Until Dec, 2021		-	-	1,884,197	1,894,549
Total long-term debt			1,460,064	1,347,300	4,644,482	3,439,008
			1,497,420	1,426,775	5,259,449	4,991,448

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The maturities of long-term debt for the next twelve months as of September 30, 2012, are as follows:

	Individual
	After 2016	Without maturity date	Total
Foreign currency
(Dollars):
Senior bond I	456,882	-	456,882
Senior bond II	597,062	-	597,062
Perpetual bond	-	406,120	406,120
Total	1,053,944	406,120	1,460,064

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Consolidated
	2013	2014	2015	2016	After 2016	Without maturity date	Total
Local currency:
BNDES Loan	774	3,097	3,097	3,097	1,808	-	11,873
BNDES – Loan Safra	6,167	14,996	-	-	-	-	21,163
Safra	32,667	65,331	65,331	-	-	-	163,329
BDMG	2,195	4,566	4,566	4,566	5,432	-	21,325
IBM	-	5,459	5,532	5,605	3,889	-	20,485
Debêntures	-	-	596,128	247,099	247,100	-	1,090,327
	41,803	93,449	674,654	260,367	258,229	-	1,328,502
Foreign currency
(Dollars):
JP Morgan	7,707	37,113	-	-	-	-	44,820
Senior bond I	-	-	-	-	426,426	-	426,426
Senior bond II	-	-	-	-	597,062	-	597,062
Perpetual bond	-	-	-	-	-	363,475	363,475
	7,707	37,113	-	-	1,023,488	363,475	1,431,783
Total	49,510	130,562	674,654	260,367	1,281,717	363,475	2,760,285

The fair values of senior and perpetual bonds, as of September 30, 2012, are as follows:

	Individual		Consolidated
	Book	Market (a)	Book	Market (a)
Senior bonds (I and II)	1,053,944	996,654	1,023,486	996,195
Perpetual bonds	406,120	287,850	363,475	245,207

(a)    Senior and perpetual bonds market prices are obtained through market quotations.

Funding engine maintenance (JP Morgan)

On September 27, 2012, the Company through its subsidiary VRG, issued the second series of Guaranteed Notes in funding for engine maintenance in the amount of US$84,8 million (R$172.2 million at September 30, 2012)  with a financial guarantee from the Export-Import Bank of the United States (Ex-Im Bank). The second series of Guaranteed Notes was priced by capital market transactions with interest rate of 0.85% p.a. in the amount of R$46,007 (corresponding to US$22,667 on the disbursement date). The funding will be within two years due in September 27, 2014 and will have quarterly repayments of principal and interest and issuance costs in the amount of the transaction of R$1,385 (corresponding to U$682 on the balance sheet date).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Banco IBM II

On September 10, 2012 the Company, through its subsidiary VRG, signed a loan in the amount of R$12,482 in domestic currency with the Banco IBM S.A., with no transaction costs. The funds designed to finance the acquisition of machinery and services of information technology. The loan has a term of 60 months maturing September 10, 2017, with semi-annual payments of principal and interest. The interest rate is calculated based on the CDI plus 2.85% pa, effective rate of 13.31% pa. On September 30, 2012 the outstanding balance in current liabilities and noncurrent liabilities was R$4,752 and R$20,485 respectively.

Working Capital

On September 28, 2012, Webjet raised a new line of working capital loan with Banco Industrial e Comercial S.A. in domestic currency in the amount of R$30,000, without transaction costs, with an effective rate of 15.15% per annum and maturing in January 2013. On September 30, 2012 the balance of the transaction recorded in current liabilities was R$30,024.

Finance leases

Future payments of US dollar-denominated finance lease installments are as follows:

	Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011
2012	65,123	281,165
2013	316,970	292,835
2014	316,954	292,819
2015	307,634	284,205
2016	298,883	276,098
After 2016	1,228,565	1,118,240
Total minimum lease payments	2,534,129	2,545,362
Less total interest	(446,620)	(489,058)
Present value of minimum lease payments	2,087,509	2,056,304
Less current portion	(203,312)	(161,755)
Non- current portion	1,884,197	1,894,549

The discount rate used to calculate the present value of the minimum leasing payments is 6.10% as of September 30, 2012 (6.10% as of December 31, 2011). There are no significant differences between the present value of minimum leasing payments and the fair value of these financial liabilities.

The Company extended the maturity date of financing for some of its aircraft leased for 15 years using the SOAR framework (mechanism for extending financing amortization and repayment), which enables the performance of calculated withdrawals to be settled at the end of the lease agreement. As of September 30, 2012, the withdrawals made for the repayment at maturity date of the lease agreement amount to R$40,632 (R$59,552 as of December 31, 2011), are recorded in long-term debt.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Covenants

VRG has restrictive covenants ("covenants") in its financing agreements with the following financial institutions: IFC, BNDES, Bradesco  (Debenture V) and Banco do Brasil (Debentures IV e V).

The restrictive covenants measures for these loans are: (i) net debt / EBITDAR, (ii) Current Assets / Current Liabilities, (iii) EBITDA / Debt Service, (iv) Short-term Debt / EBITDA, (v) Net debt/ EBITDA and (vi) Debt Coverage Ratio (ICD).

On September 30, 2012, the Company and its subsidiaries did not reach the minimum requirements established for the financing from IFC, BNDES and Debentures IV and V, associated with EBITDA and EBITDAR as a result of loss observed during this period.

VRG maintain with BNDES a letter of guarantee of R$18.6 million, whose amount exceeds the current debt, and is not therefore subject to liquidity problems in case it is required to settle such debts.

VRG has not reached the minimum parameters set by the IFC, but received a specific consent of the IFC (waiver) that relieves the Company to perform the prepayment of this loan during the year 2012. Consequently, VRG has set a new expiration date to January 15, 2013.

On March 15, 2012, the Company obtained authorization to non declaration of acceleration and / or application of any penalty on noncompliance with its restrictive covenants for Debentures IV and V. This was deliberated in the General Meeting of Debenture Holders of the fourth and fifth issues for the period ended June 30, 2012.

The measurement of these Indices and Financial Limits is informed in biannual recurrence and therefore the next measurement will be performed on December 31, 2012. Thus it does not constitute the need to reclassify its debt to short-term as of September 30, 2012, in order to meet the Brazilian and international accounting standards.

18.  Advance Ticket Sales

As of September 30, 2012, the balance of advance ticket sales in current liabilities of R$856,457 (R$744,743 as of December 31, 2011) is represented by 5,399,630  tickets sold and not yet used (4,245,181 as of 31 December 2011) with 95 days of average term of use (75 days as of December 31, 2011).

19.  Smiles Deferred Revenue

As of September 30, 2012, the balance of Smiles deferred revenue is R$110,958 and R$331,658 classified in the current and non-current liabilities, respectively (R$71,935 and R$214,779 as of December 31, 2011). The number of outstanding miles as of September 30, 2012 amounted to 32,605,922,407 (23,004,285,890 as of December 31, 2011).

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

20. Advances from Customers

As of September 30, 2012, the Company recognized the amount of R$5,479 (R$30,252 on December 31, 2011), as detailed below:

Operating Agreement- Co-Branded

The subsidiary VRG, signed with Banco Bradesco S.A. and Banco do Brasil S.A., in September 2009, an Operating Agreement for the sale of miles and right to use the database of the Smiles mileage program, and right of use of the Smiles brand related to the credit card issues in Co-Branded format. The agreement is effective for five years.

The mileage sales was recognized as advances from customers and as of September 30, 2012 the balance of R$1,200 (R$9,620 as of December 31, 2011) represents the remaining miles which were not transferred to the customers’ mileage account. The right of data bank’s use of Smiles mileage program was recognized on other current and noncurrent liabilities and is recognized on cargo and other revenue on a straight line basis according to the agreement’s period. The right of use of the Smiles brand on credit card was recognized on cargo and other revenue as of July, 2009.

CVC Advance

The Company, through its indirect subsidiary Webjet, holds an advance made on October 26, 2011 in the amount of R$25,000, related to an agreement signed with CVC, to buy tickets from Webjet. As of September 30, 2012, the Company has an outstanding amount of R$3,505 (R$20,632 on December 31, 2011).

Banco Patagônia S.A. Advances

The subsidiary VRG signed with Banco Patagônia S.A, on April 7, 2011, a contract of sale and granting of miles, in order to encourage the use of credit cards from Banco Patagônia by its customers for the accrual of points in its Incentive Program called Club Patagonia. The term of the contract is one year, renewable for the same period through an amendment to be signed between the parties. As of September 30, 2012 the Company holds the amount of R$774 as an advance related to this agreement.

21. Taxes Payable

	Individual (BRGAAP)		Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011	09/30/2012	12/31/2011

PIS and COFINS	-	-	26,572	107,987
REFIS	7,732	8,212	22,825	24,249
IRRF on payroll	-	5	13,372	26,372
ICMS	-	-	19,535	12,602
Import tax	-	-	3,325	3,410
CIDE	18	556	961	1,274
IOF	61	80	61	670
IRPJ and CSLL to collect	5,486	1,433	12,723	8,573
Others	4	839	5,784	4,534
	13,301	11,125	105,158	189,671

Current	6,049	3,233	64,871	76,736
Noncurrent	7,252	7,892	40,287	112,935

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

PIS and COFINS

With the beginning of the non-cumulative regime of PIS (Law 10637/02) and COFINS calculation (Law 10833/03), the subsidiary VRG implemented those rules and challenged in the courts the rate used to calculate these taxes until December 31, 2011. To this end, the Company had judicial deposits in an amount sufficient to ensure the suspension of the tax credit in the amount of R$81,010 (R$77,539 at December 31, 2011). However, on January 9, 2012, the Company filed a waiver of that lawsuit, which was approved in March 2012. On September 20, 2012 the judicial deposits were converted into final payment to the Federal Government

22. Provisions

	Insurance provision	Provision for anticipated return of aircraft Webjet	Provision for return of aircraft and engine VRG	Litigation	Total
Balance as of December 31, 2011	23,499	26,263	181,044	75,944	306,750
Additional provisions recognized	-	-	72,761	14,026	86,787
Utilized provisions	(16,862)	(4,457)	(65,750)	(3,234)	(90,303)
Foreign exchange	893	-	11,007	-	11,900
Balance as of September 30, 2012	7,530	21,806	199,062	86,736	315,134

Balance as of December 31, 2011
Current	23,499	16,252	35,817	-	75,568
Noncurrent	-	10,011	145,227	75,944	231,182
	23,499	26,263	181,044	75,944	306,750

Balance as of September 30, 2012
Current	7,530	11,161	43,605	-	62,296
Noncurrent	-	10,645	155,457	86,736	252,838
	7,530	21,806	199,062	86,736	315,134

Provision for anticipated return of Webjet’s aircraft

In 2011, according to the strategic planning of Webjet, a provision for anticipated return of aircraft was recorded. This provision was calculated based on the expected return of 14 aircraft Boeing 737- 300 with operating leases contracts, as part of the Company's fleet renewal. The anticipated returns from aircraft are scheduled to occur between 2012 and 2013 and the original termination of leases are in between 2012 to 2014. In the quarter ended September 30, 2012, the Company returned three aircraft with prefixes WJX, WJG and WJP.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Return of aircraft and engines

The return provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure the aircraft without purchase option, as described in return conditions of lease contracts, which the counterpart is capitalized in the fixed assets (aircraft reconfigurations/overhauling),as described in note 15.

Lawsuits

As of September 30, 2012, the Company and its subsidiaries are parties to 26,739 lawsuits and administrative proceedings. The lawsuits and administrative proceedings are classified into Operation (those arising from the Company’s normal course of operations), and Succession (those arising from the succession of former Varig S.A. obligations). Under this classification, the number of proceedings is as follows:

	Operation	Succession	Total
Civil lawsuits	14,979	634	15,613
Civil proceedings	1,915	15	1,930
Civil miscellaneous	164	-	164
Labor lawsuits	5,359	3,544	8,903
Labor proceedings	127	2	129
Total	22,544	4,195	26,739

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damages. The labor claims primarily consist of discussions related to overtime, hazard pay, and wage differences.

The provisions related to civil and labor suits, whose likelihood of loss is assessed as probable are as follows:

	09/30/2012	12/31/2011
Civil	37,538	34,101
Labor	49,198	41,843
	86,736	75,944

Provisions are reviewed based on the progress of the proceedings and history of losses based on the best current estimate for labor and civil lawsuits.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

There are other lawsuits assessed by management and its legal counsel as possible risks, in the estimated amount as of September 30, 2012 of R$34,546 for civil claims and R$13,857 for labor claims (R$33,221 and R$16,019 as of December 31, 2011 respectively), for which no provisions are recognized.

The Company is party to 03 (three) labor actions in France due to debts of the former Varig SA The amount involved in discussions, not provisioned, is approximately R$ 5,481 (equivalent to €2.1 million). On September 30, 2012, the evaluation of our legal advisers in relation to the probability of loss was amended from possible to remote and therefore no provision for such that value is required.

GLAI has been challenging in courts the taxation  of PIS and COFINS over  revenue associated with  interest on capital in the amount of R$ 20,140, received in the period between 2006 and 2008 from its subsidiary GTA Transportes Aéreos S.A., succeeded by VRG on September 25, 2008. According to the opinion of our legal counsel and based on the jurisprudence  recently occured , the Company classified this process as possible loss, with no provision for the amount involved.

The Company and its subsidiaries are challenging in court the ICMS levied on aircraft and engines imported under aircraft lease transactions without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s and its subsidiaries’ management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject matter of the contract.

Management believes there are no the evidence of goods circulation and so, there are no legal events to generate ICMS taxation. Based on the legal counsel opinion and supported by similar lawsuits with favorable decisions to taxpayers by the Superior Court of Justice (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that the likelihood of loss is remote, and thus did not recognize provisions for these amounts. On September 30,2012 the estimated aggregated amount of the ongoing lawsuits related to the non-levy of ICMS tax on said imports is R$213,281 (R$205,102 as of December 31, 2011) adjusted for inflation, not including late payment charges.

23.    Shareholders’ Equity

a)    Issued capital

As of September 30, 2012 and December 31, 2011, the Company’s capital is represented by 278,716,786 shares, of which 143,858,204 are common and 134,858,582 are preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund, which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto, and Ricardo Constantino.

Shares are held as follows:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	09/30/2012			12/31/2011
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	22.99%	62.74%	100.00%	22.21%	61.63%
Wellington Management Company	-	10.50%	5.08%	-	5.04%	2.49%
Delta Airlines. Inc	-	6.15%	2.98%	-	6.22%	3.07%
Fidelity Investments	-	5.22%	2.52%	-	5.27%	2.60%
Treasury shares	-	2.76%	1.34%	-	2.79%	1.38%
Other	-	1.48%	0.72%	-	1.50%	0.74%
Free float	-	50.90%	24.62%	-	56.97%	28.09%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized share capital as of September 30, 2012 was R$4.0 billion (R$4.0 billion on December 31,2011). Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its bylaws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. The Board of Directors will define the issuance conditions, including price and payment term.

On August 13, 2012, the Board of Directors approved the capital subscription in the amount of R$183,189 million, represented by 6,825,470 common shares and 1,501,312 preferred shares, totaling 8,326,782 shares. Of this total, 8,300,455 shares were subscribed by the controlling shareholder and 26,327 shares subscribed by minority shareholders. At the end of all periods for the exercise of the Right of First Refusal, there were 5,118,453 still left unsubscribed shares which were canceled on the date of August 13, 2012, through the partial approval of the capital increase.

The price of Company shares as of September 30, 2012 are quoted, in the São Paulo Stock Exchange – BOVESPA, in the amount of R$11.57 and US$5.74 (R$12.44 and US$6.63 on December 31,2011) in New York Stock Exchange – NYSE. The book value per share as of September 30, 2012 is R$4.22 (R$8.24 as of December 31, 2011).

b)  Retained earnings

i. Legal reserve

It is recognized by allocating 5% of profit for the year after the absorption of accumulated losses in accordance with Article 193 of Law 11,638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and the Company’s bylaws. On December 31, 2011, was used in its entirety to absorb losses.

ii. Reinvestment reserve

The reserve of retained earnings was constituted under Article 196 of Law 6.404/76, it is designated to invest in the capital budget, approved at the Board of Directors. As of December 31, 2011, such  reserve was used in its entirety to absorb losses.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

c)  Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual adjusted profit. The Brazilian corporate law, permits the payment of cash dividends only from retained earnings, and certain reserves recognized in the Company’s statutory accounting records.

d)  Treasury shares

As of September 30, 2012, the Company has 3,724,225 treasury shares, totaling R$51,377, with a fair value of R$43,089 (R$51,377 in shares with fair value of R$46,329 as of December 31, 2011).

e)  Share-based payments

As of September 30, 2012, the balance of share-based payments reserve was R$79,575. The Company recorded a share-based payment expense amounting to R$10,973  during the nine-months period ended September 30, 2012, with a corresponding item in the income statement as personnel costs (R$19,999 as of September 30, 2011).

f)   Other comprehensive income

The fair value measurement financial instruments designated as cash flow hedges is recognized in line item other comprehensive income, net of taxes, until maturity of the contracts. The balance as of September 30, 2012 corresponds to a loss of R$55,415 (loss of R$79,268 as of December 31, 2011).

24.      Costs of Services, Administrative and Selling Expenses

	Individual (BRGAAP)				Individual (BRGAAP)
	Three months period ended on				Nine months period ended on
	09/30/2012		09/30/2011		09/30/2012		09/30/2011
	Total	%	Total	%	Total	%	Total	%
Salaries (a)	(3,824)	(6,373.3)	(5,438)	72.4	(12,425)	326.4	(21,182)	95.4
Services Rendered	(220)	(366.7)	(1,952)	26.0	(1,220)	32.1	(6,702)	30.2
Depreciation and amortization	(22)	(36.7)	(22)	0.3	(67)	1.7	(67)	0.3
Other expenses	(529)	(881.7)	(100)	1.3	(1,493)	39.2	(1,620)	7.2
Gains with sale leaseback transactions	4,655	7,758.4	-	-	11,398	(299.4)	7,356	(33.1)
	60	100.0	(7,512)	100.0	(3,807)	100.0	(22,215)	100.0

(a)      The Company recognizes the cost of the Audit Committee and Board of Directors, as well as a plan of share-based compensation in the controller.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Consolidated (IFRS and BRGAAP)
	Three months period ended on
	09/30/2012						09/30/2011
	Cost of services	Selling expenses	Administrative expenses	Other operating (expenses) income	Total	%	Cost of services	Selling expenses	Administrative expenses	Other operating (expenses) income	Total	%
Salaries	(310,895)	(20,576)	(43,074)	-	(374,545)	17.1	(299,852)	(20,828)	(47,441)	-	(368,121)	19.2
Fuel and lubricants	(936,923)	-	-	-	(936,923)	42.8	(745,335)	-	-	-	(745,335)	38.8
Aircraft rent	(175,735)	-	-	-	(175,735)	8.0	(108,641)	-	-	-	(108,641)	5.7
Aircraft Insurance	(6,553)	-	-	-	(6,553)	0.3	(8,786)	-	-	-	(8,786)	0.5
Maintenance materials and repairs	(83,956)	-	-	-	(83,956)	3.8	(129,961)	-	-	-	(129,961)	6.8
Traffic servicing	(73,058)	(17,839)	(43,738)	-	(134,635)	6.2	(58,174)	(20,396)	(39,861)	-	(118,431)	6.2
Sales and marketing	-	(105,933)	-	-	(105,933)	4.9	-	(111,847)	-	-	(111,847)	5.8
Tax and landing fees	(145,933)	-	-	-	(145,933)	6.7	(99,910)	-	-	-	(99,910)	5.2
Depreciation and amortization	(102,795)	-	(18,322)	-	(121,117)	5.5	(75,665)	-	(14,998)	-	(90,663)	4.7
Other income (expenses), net	(87,735)	(11,496)	(8,088)	4,655	(102,664)	4.7	(88,201)	(13,900)	(34,961)	-	(137,062)	7.1
	(1,923,583)	(155,844)	(113,222)	4,655	(2,187,994)	100.0	(1,614,525)	(166,971)	(137,261)	-	(1,918,757)	100.0

	Consolidated (IFRS and BRGAAP)
	Nine months period ended on
	09/30/2012						09/30/2011
	Cost of services	Selling expenses	Administrative expenses	Other operating (expenses) income	Total	%	Cost of services	Selling expenses	Administrative expenses	Other operating (expenses) income	Total	%
Salaries	(994,308)	(64,455)	(122,386)	-	(1,181,149)	18.1	(923,275)	(66,131)	(123,457)	-	(1,112,863)	20.2
Fuel and lubricants	(2,808,696)	-	-	-	(2,808,696)	43.0	(2,145,299)	-	-	-	(2,145,299)	38.9
Aircraft rent	(477,601)	-	-	-	(477,601)	7.3	(349,397)	-	-	-	(349,397)	6.3
Aircraft Insurance	(21,507)	-	-	-	(21,507)	0.3	(25,555)	-	-	-	(25,555)	0.5
Maintenance materials and repairs	(251,002)	-	-	-	(251,002)	3.8	(298,924)	-	-	-	(298,924)	5.4
Traffic servicing	(217,915)	(44,931)	(125,967)	-	(388,813)	6.0	(170,064)	(52,869)	(120,819)	-	(343,752)	6.2
Sales and marketing	-	(305,749)	-	-	(305,749)	4.7	-	(293,160)	-	-	(293,160)	5.3
Tax and landing fees	(423,027)	-	-	-	(423,027)	6.5	(281,804)	-	-	-	(281,804)	5.1
Depreciation and amortization	(317,214)	-	(54,945)	-	(372,159)	5.7	(227,766)	-	(43,721)	-	(271,487)	4.9
Other income (expenses), net	(254,429)	(440,047)	(19,323)	11,398	(302,401)	4.6	(240,300)	(57,201)	(103,978)	7,356	(394,123)	7.2
	(5,765,699)	(455,182)	(322,621)	11,398	(6,532,104)	100.0	(4,662,384)	(469,361)	(391,975)	7,356	(5,516,364)	100.0

25. Sales Revenue

a)                  The net sales revenue for the period has the following composition:

	Consolidated (IFRS and BRGAAP)
	Three months period ended on		Nine months period ended on
	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Passenger transportation	1,821,010	1,689,529	5,470,728	4,879,182
Cargo transportation and other revenue	268,180	240,491	814,836	675,416
Gross revenue	2,089,190	1,930,020	6,285,564	5,554,598
Related taxes	(101,852)	(86,322)	(301,500)	(248,838)
Net revenue	1,987,338	1,843,698	5,984,064	5,305,760

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The revenues are net of federal, state and municipal taxes, which are paid and transferred to the appropriate government entities.

Revenue by geographical segment is as follows:

	Consolidated (IFRS and BRGAAP)
	Three months period ended on				Nine months period ended on
	09/30/2012%		09/30/2011%		09/30/2012%		09/30/2011%
Domestic	1,834,611	92.3%	1,702,701	92.4	5,561,017	92.9%	4,880,680	91.9
International	152,727	7.7%	140,997	7.6	423,047	7.1%	425,080	8.1
Net revenue	1,987,338	100.0	1,843,698	100.0	5,984,064	100.0	5,305,760	100.0

26. Financial result

	Individual (BRGAAP)
	Three months period ended on		Nine months period ended on
Financial income	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Income from short-term investments and Investment funds	4,797	3,359	17,524	10,810
Monetary variation	558	9	2,032	1,273
Other	-	3,550	16,968	10,003
	5,355	6,918	36,524	22,086
Financial expenses
Interest on short and long term debt	(27,388)	(27,508)	(98,608)	(81,389)
Bank interest and expenses	(397)	(1,713)	(4,831)	(4,384)
Other	(971)	(1,906)	(2,772)	(3,189)
	(28,756)	(31,127)	(106,211)	(88,962)

Foreign exchange changes, net	(16)	(156,120)	(99,461)	110,796

(23,417)	(180,329)	(169,148)	(177,672)

	Consolidated (BRGAAP and IFRS)
	Three months period ended on		Nine months period ended on
Financial income	09/30/2012	09/30/2011	09/30/2012	09/30/2011
Income from derivatives	59,762	87,311	188,750	193,041
Income from short-term investments and Investment funds	21,394	39,379	81,556	106,944
Monetary variation	2,240	1,986	9,898	7,209
Other	5,688	3,862	20,863	20,177
	89,084	132,538	301,067	327,371
Financial expenses
Loss from derivatives	(16,004)	(102,844)	(143,282)	(302,043)
Interest on short and long term debt	(112,468)	(109,144)	(334,791)	(285,337)
Bank interest and expenses	(1,332)	(5,785)	(29,580)	(15,685)
Monetary variation	(1,773)	(2,032)	(8,270)	(11,338)
Other	(28,922)	(9,151)	(69,957)	(19,013)
	(160,499)	(228,956)	(585,880)	(633,416)

Foreign exchange changes, net	(6,301)	(476,403)	(266,442)	(379,607)

(77,716)	(572,821)	(551,255)	(685,652)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

27. Commitments

As of September 30, 2012 the Company had with Boeing 88 firm orders, 10 purchase rights and 40 purchase options granted on non-onerous basis, for aircraft acquisition. These aircraft purchase commitments include estimates for contractual price increase during the construction phase. The approximate amount of firm orders, not including contractual discount is R$16,597,033 (corresponding to US$8,173,463 at the reporting date) and are segregated according to the following periods:

	09/30/2012	12/31/2011
2012	493,379	896,087
2013	3,181,309	2,938,786
2014	4,700,191	4,341,879
2015	4,214,876	3,740,135
2016	3,301,299	3,207,569
After 2016	705,979	655,551
	16,597,033	15,780,007

As of September 30, 2012, in addition to the firm orders mentioned above, the Company has commitments the amount of R$1,810,472 (corresponding to US$891,595 at the reporting date), related to advances for aircraft purchase  to be disbursed in accordance with the following schedule :

	09/30/2012	12/31/2011
2012	136,469	443,909
2013	606,534	537,137
2014	527,600	501,975
2015	444,834	407,115
2016	91,445	94,634
After 2016	3,590	6,632
	1,810,472	1,991,402

The installment financed by Long-term debt, collateralized by the aircraft through the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircraft. Other agents finance the acquisitions with equal or higher percentages, reaching up to the limit of 100%.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The Company makes payments related to the acquisition of aircraft using its own funds, short and long term debt, cash provided by operating activities, short- and medium-term credit facilities, and supplier financing.

The Company leases its entire aircraft fleet using a combination of finance and operating leases, except for 6 aircraft owned by its indirect subsidiary Webjet.

As of September 30, 2012, the total leased fleet was comprised of 144 aircraft  (130 from VRG and 14 from Webjet), which 99 were operating leases and 45 were recorded as finance leases. The Company has 39 financial aircraft with purchase option. During the nine months period ended September 30, 2012, the Company received two aircraft based on operating lease contracts. In the quarter ended September 30, 2012, the Company returned five aircraft.

a)        Operating leases

Future payments of non-cancelable operating lease contracts are denominated in U.S. dollars, and are as follows:

	09/30/2012	12/31/2011
2012	175,721	594,976
2013	630,914	517,326
2014	452,350	341,486
2015	307,020	205,631
2016	254,625	157,231
After 2016	903,358	452,831
Total minimum leasing payments	2,723,988	2,269,481

b)    Sale-leaseback transactions

As of September 30, 2012, the Company recognized R$7,564 and R$10,258, as ‘Other payables’ in current and non-current liabilities, respectively (R$7,564 and R$15,931 as of December 31, 2011), related to gains on sale-leaseback transactions performed by its subsidiary GAC Inc. in 2006, related to eight 737-800 Next Generation aircraft. These gains were deferred and are being amortized proportionally to the monthly payments of the related lease agreements over the contractual term of 124 months.

On the same date, the Company recorded R$9,373 and R$37,799, as ‘Prepaid expenses’, in current and non-current assets, respectively (R$9,373 and R$44,828 as of December 31, 2011), related to losses on sale-leaseback transactions performed by its subsidiary GAC Inc. of nine aircraft. During the years of 2007, 2008 and 2009, these losses were deferred and are amortized proportionally to the  payments of the operational lease agreements over the contractual term of 120 months.

Additionally, in the period ended September 30, 2012, the Company recorded a gain of R$11,398, recognized directly in profit and loss, since gains and losses on sale-leaseback transactions would not be compensated over lease terms.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

28.      Financial instruments

The Company and its subsidiaries have financial asset and financial liability transactions, which consist in part of derivative financial instruments.

The financial derivative instruments are used to hedge against the inherent risks relating to the operation. The Company and its subsidiaries consider as most relevant risks: fuel price, exchange rate and interest rate. These risks are mitigated by using exchange swap derivatives, futures and options contracts in the oil, U.S. dollar and interest markets.

Management follows a documented guideline when managing its financial instruments, set out in its Risk Management Policy, which is periodically revised by the Risk Committee (CPR), after approved by the Board of Directors. The Committee sets the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and possible financial effects and also prevents the execution of speculative financial instruments transactions.

The gains or losses on these transactions and the application of risk management controls are part of the Committee’s monitoring and are satisfactory to the objectives proposed.

The fair values of financial assets and liabilities of the Company and its subsidiaries are established through information available on the market and according to valuation methodologies.

Most of the derivative financial instruments are contracted with the purpose of hedging against fuel and exchange rates risks based on scenarios with low probability of occurrence, and thus have lower costs compared to other instruments with higher probability of occurrence. Consequently, despite the high correlation between the hedged item and the derivative financial instruments contracted, a significant portion of the transactions presents ineffective for hedge accounting purposes upon settlement, which are presented in the tables below.

The description of the consolidated account balances and the categories of financial instruments included in the balance sheet as of September 30, 2012 and December 31, 2011 is as follows:

	Measured at fair value through profit and loss		Measured at amortized cost (a)
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Assets
Cash and cash equivalents	1,050,557	1,230,287	-	-
Short-term investments (c)	662,227	1,009,068	-	-
Restricted cash	166,442	109,095	-	-
Derivatives operation assets (b)	23,856	4,213	-	-
Accounts receivable	-	-	380,978	354,134
Deposits	-	-	464,526	455,127
Other credits	-	-	30,136	53,546
Prepayment of hedge premium	91	11,572	-	-

Liabilities
Loans and financing	-	-	5,259,449	4,991,448
Suppliers	-	-	501,427	414,563
Derivatives Obligation (b)	68,903	115,432	-	-

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

(a)      The fair value are approximately the book values, according to the short term maturity period of these assets and liabilities, except the amounts related to Perpetual Bonds  and Senior Notes, as disclosed on Note 17.

(b)     The Company recorded as of September 30, 2012 the amount of R$55,415 (R$79,268 on December 31, 2011) in shareholders’ equity as valuation adjustment to equity as a corresponding item of this assets and liability.

(c)      The Company manages its investments as held for trading to pay its operational expenses.

On September 30, 2012 and December 31, 2011 the Company had no assets available for sale.

Risks

The operating activities expose the Company and its subsidiaries to the following financial risks: market (especially currency risk, interest rate risk, and fuel price risk), credit and liquidity risks.

The Company’s risk management policy aims at mitigating potential adverse effects from transactions that could affect its financial performance.

The Company’s and its subsidiaries’ decisions on the exposure portion to be hedged against financial risk, both for fuel consumption and currency and interest rate exposures, consider the risks and hedge costs.

The Company and its subsidiaries do not usually contract hedging instruments for its total exposure, and thus they are subject to the portion of risks resulting from market fluctuations. The portion of exposure to be hedged is determined and reviewed at least quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information on the main risks affecting the Company’s and its subsidiaries’ operations is as follows:

a)  Fuel price risk

As of September 30, 2012, fuel expenses accounted for 43% of the costs and operating expenses of the Company and its subsidiaries. The aircraft fuel price fluctuates both in the short and in the long term, in line with crude oil and oil byproduct price fluctuations.

In order to mitigate the fuel price risk, the Company and its subsidiaries contract derivatives linked mainly to crude oil and its byproducts. As of September 30, 2012, the Company used options, collar and swap agreements.

Fuel hedge transactions, classified as cash flow hedges are contracted by the counterparties rated as investment grade, or are performed on the NYMEX.

b)  Exchange rate risk

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the Company’s liabilities or cash flows are exposed. The exposure of the Company’s and its subsidiaries’ assets and liabilities to the foreign currency risk mainly derives from foreign currency-denominated leases and financing.

The Company’s and its subsidiaries’ revenues are mainly denominated in Reais, except for a small portion in U.S. dollars, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay Guarani, Uruguayan peso, Venezuela bolivar, etc.

In order to mitigate the currency risk, the Company contracts the following currency derivatives: U.S. dollar futures and options settled on the BM&F-BOVESPA. These transactions may be performed using exclusive investment funds, as described in the Company’s Risk Management Policy.

The Company’s foreign exchange exposure as of September 30, 2012 and December 31, 2011 is as follows:

	Individual		Consolidated
	(BRGAAP)		(IFRS and BRGAAP)
	09/30/2012	12/31/2011	09/30/2012	12/31/2011
Assets
Cash and short-term investments	54,175	38,458	238,685	237,668
Deposits	-	-	464,526	455,127
Hedge premium	-	-	91	11,572
Prepaid Expenses with leases	-	-	27,255	30,382
Related parties transaction	526,782	593,817	-	-
Others	-	-	7,559	6,588
Total assets	580,957	632,275	738,116	741,337
Liabilities
Foreign suppliers	-	-	22,070	32,270
Short- and long-term debt	1,496,259	1,386,099	1,580,973	1,455,336
Finance leases payable	-	-	2,087,509	1,996,752
Other leases payable	-	-	40,387	59,552
Provision for aircraft return	-	-	199,062	181,044
Related Parties	406,232	222,725	-	-
Other U.S. dollar-denominated liabilities	-	-	-	7,616
Total liabilities	1,902,491	1,608,824	3,930,001	3,732,570
Exchange exposure in R$	1,321,534	976,549	3,191,885	2,991,233

Obligations not recognized in balance sheet
Future obligations resulting from operating leases	1,810,472	1,991,402	1,810,472	1,991,402
Future obligations resulting from firm aircraft orders	16,597,033	15,780,007	16,597,033	15,780,007
Total	18,407,505	17,771,409	18,407,505	17,771,409

Total exchange exposure R$	19,729,039	18,747,958	21,599,390	20,762,642
Total exchange exposure US$	9,715,867	9,994,647	10,636,950	11,068,686
Exchange Rate (R$/US$)	2,0306	1,8758	2,0306	1,8758

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

c) Interest rate risk

The Company and its subsidiaries are exposed to fluctuations in domestic and foreign interest rates, substantially the CDI and Libor, respectively. The highest exposure is in lease transactions, indexed to the Libor and local debt.

In the period ended September 30, 2012, for interest rate hedges, the Company and its subsidiaries held swap transactions with counterparties rated as investment grade.

d)  Credit risk

The credit risk is inherent in the Company’s and its subsidiaries’ operating and financing activities, mainly represented by trade receivables, cash and cash equivalents, including bank deposits.

The trade receivable credit risk consists of amounts falling due of the largest credit card companies, with credit risk better than or equal to those of the Company and its subsidiaries, and receivables from travel agencies, installment sales, and government sales, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company and its subsidiaries are required to evaluate the counterparty risks in financial instruments and diversify the exposure. Financial instruments are performed with counterparties rated at least as investment grade by S&P and Moody’s. The financial instruments are mostly contracted on commodities and futures exchanges (BM&FBOVESPA and NYMEX), which substantially mitigates the credit risk. The Company’s and its subsidiaries’ Risk Management Policy establishes a maximum limit of 20% per counterparty for short-term investments.

e)  Liquidity risk

Liquidity risk takes on two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operating obligations at the agreed dates.

As a way of managing the liquidity risk, the Company and its subsidiaries invest its funds in liquid assets (governmental bonds, CDBs, and investment funds with daily liquidity), and the Cash Management Policy establishes that the Company’s and its subsidiaries’ weighted average debt maturity should be higher than the weighted average maturity of the investment portfolio. As of September 30, 2012, the weighted average maturity of the Company’s and its subsidiaries’ financial assets was 19 days and of financial debt, excluding perpetual bonds, was 4.4 years.

f)  Capital management

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The table below shows the financial leverage rate as of September 30, 2012 and December 31, 2011:

	Consolidated (IFRS and BRGAAP)
	09/30/2012	12/31/2011
Shareholder’s equity	1,175,483	2,205,911
Cash and cash equivalents	(1,050,557)	(1,230,287)
Restricted cash	(166,442)	(109,095)
Short-term investments	(662,227)	(1,009,068)
Short- and long-term debts	5,259,449	4,991,448
Net debt (a)	3,380,223	2,642,998
Total capital (b)	4,555,705	4,848,909
Leverage ratio (a) / (b)	74%	55%

The Company and its subsidiaries remain committed to maintaining high liquidity and an amortization profile without pressure in the short-term refinancing.

Derivative financial instruments

The derivative financial instruments were recognized in the following balance sheet line items:

Description	Balance sheet account	09/30/2012	12/31/2011
Rights from derivatives operation (assets)	Rights of derivative transactions	23,856	4,213
Obligation from derivatives operation (liabilities)	Liabilities from derivative transactions	68,903	115,432
Prepayment of hedge premium	Prepaid expenses	91	11,572

The Company and its subsidiaries adopt hedge accounting. On September 30, 2012, the derivatives contracted to hedge interest rate risk and fuel price risk were classified as "cash flow hedge", according to the parameters described in the Brazilian accounting standard CPC 38, and 40, technical guidance OCPC03 and International Accounting Standard IAS 39.

Classification of derivatives financial instruments

i) Cash flow hedges

The Company and its subsidiaries use cash flow hedges to hedge against future revenue or expense fluctuations resulting from changes in the exchange rates, interest rates or fuel price, and accounts for actual fluctuations of the fair value of derivative financial instruments in shareholders’ equity until the hedged revenue or expense is recognized.

The Company and its subsidiaries estimates the effectiveness based on statistical correlation methods and the ratio between gains and losses on the financial instruments used as hedge, and the cost and expense fluctuation of the hedged items.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

The instruments are considered as effective when the fluctuation in the value of derivatives offsets between 80 % to 125% the impact of the price fluctuation on the cost or expense of the hedged item.

The balance of the actual fluctuations in the fair values of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to profit or loss for the period in which the hedged costs or expenses impacts profit or loss. Gains or losses on effective cash flow hedges are recorded in balancing accounts of the hedged expenses, by reducing or increasing the operating cost, and the ineffective gains or losses are recognized as financial income or financial expenses for the period.

ii) Derivative financial instruments not designated as hedges

The Company and its subsidiaries contracts derivative financial instruments that are not formally designated for hedge accounting. This occurs when transactions are in the short term and the control and disclosure complexity make them unfeasible, or when the change in a derivative’s fair value must be recognized in profit or loss for the same period of the effects of the hedged risk.

Designation of hedged item

a)    Fuel hedge

Due to the low liquidity of jet fuel derivatives traded in commodities exchanges, the Company and its subsidiaries contracts crude oil derivatives (WTI, Brent) and its byproducts (Heating Oil) to hedge against fluctuations in jet fuel prices. Historically, oil prices are highly correlated with jet fuel prices.

As of September 30, 2012, the Company and its subsidiaries have derivative contracts and WTI designated as cash flow hedge fuel, traded in Nymex and OTC markets.

Oil derivative contracts, designated as fuel hedges of the Company and its subsidiaries, are summarized below:

Closing balance at:	09/30/2012	12/31/2011
Fair value at end of the period (R$)	24,586	(9,217)
Volume hedged for future periods (thousand barrels)	1,944	3,631
Volume engaged for future periods (thousand barrels)	3,110	5,810
Gains (losses) with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	16,300	(20,898)

	Three Months		Nine Months
Period ended:	2012	2011	2012	2011
Gains (losses) on hedge effectiveness recognized as operating costs (R$)	1,843	-	(6,674)	-
Gains (losses) on hedge ineffectiveness recognized in financial income (expenses)	9,134	7,159	(5,826)	29,287
Gains (losses) on hedge ineffectiveness recognized in financial income (expenses) for future periods (R$)	37,906	(33,660)	2,897	(86,583)
Total gains (losses) on hedge ineffectiveness recognized in financial income (expenses) (R$)	47,040	(26,501)	(2,929)	(57,296)
Exposure percentage hedged during the period	30%	55%	46%	48%

	4T12	1T13	2T13	3T13	Total 12M	4T13 - 1T15
Percentage of fuel exposure hedged	25%	4%	3%	4%	9%	5%
Notional amount in barrels (thousands)	1,065	202	139	180	1,586	1,524
Future rate agreed per barrel (US$) *	111.02	113.43	112.13	108.45	111.13	104.24
Total in reais **	240,091	46,527	31,649	39,639	357,906	322,597

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

* Weighted average between call strikes,

** The exchange rate as of 09/30/12 was R$2.0306/ US$1.00.

b)        Foreign Exchange Hedge

The Company and its subsidiaries uses derivative contracts as U.S. dollar hedges conducted with BM&FBOVESPA, using an exclusive investments fund as vehicle for contracting risk coverage.

In September 2011, Management, considering the future economic outlook, decided to suspend temporarily the currency hedge of the Company’s cash flows. In January 2012, the Administration resumed hedging.

As of September 30, 2012, R$47,779 financial assets of the exclusive investment fund were bank guarantee linked to margin deposits warranty on the BM&F, to cover the derivative transactions.

As of September 30, 2012, the Company and its subsidiaries held foreign exchange derivative contracts in U.S. dollar not designated as hedge accounting.Losses from hedge ineffectiveness recognized during the period ended September 30, 2012 and of 2011 are presented below:

Period ended:	09/30/2012	12/31/2011
Fair value at the end of period (R$)	(962)	-
Volume hedged for future periods (R$)	146,000	-

	Three months		Nine months
Period ended:	2012	2011	2012	2011
Total hedge ineffective gains (losses) recognized in financial income (expenses) (R$)	(1,349)	1,022	56,787	293
Percentage exposure hedged during the period	24%	4.2%	11%	5.4%

	4T12	1T13	2T13	3T13	Total 12M
Percentage of cash flow exposure	24%	0%	0%	0%	6%
Notional amount (US$)	146,000	-	-	-	146,000
Future rate agreed (R$)	2.0415	-	-	-	2.0415
Total in reais	298,055	-	-	-	298,055

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Since July/2011 the Company and its subsidiaries do not have foreign exchange derivative contracts designated as fair value hedge of U.S. dollar. The table below shows the amounts recognized in financial income related to these transactions:

	Three months		Nine months
Period ended:	2012	2011	2012	2011
Hedge effectiveness gains (losses) recognized in financial expenses (R$)	-	-	-	(34,130)
Percentage of exposure hedged during the period	-	-	-	21%

In March 2012 the currency swaps (USD x CDI) to hedge a credit facility (working capital) indexed to dollar were settled. The Company and its subsidiaries did not enter into new contracts of this type.The table below shows the amounts recognized in financial income (expenses) related to these transactions:

	Three months		Nine months
Period ended:	2012	2011	2012	2011
Gains (losses) recognized in financial income (expenses)	-	23,930	(4,211)	5,051

c)        Interest rate hedges

As of September 30, 2012, the Company and its subsidiaries have swap derivatives designated as cash flow hedge for Libor interest rate. The following is a summary interest rate derivative contracts designated as Libor cash flow hedges:

Closing balance at:	09/30/2012	12/31/2011
Fair value at the end of the period (R$)	(68,903)	(88,440)
Face value at the end of the period (US$)	311,040	505,181
Face value at the end of the period (R$)	631,598	947,618
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	(71,715)	(58,370)

	Three months		Nine months
Period ended:	2012	2011	2012	2011
Losses recognized in financial expenses (R$)	(1,934)	-	(4,054)	-

As of September 30, 2012 the Company and its subsidiaries did not hold positions in Libor interest derivative contracts not designated for hedge accounting. The table below shows the amounts recognized in financial income and expenses related to these transactions:

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

	Three months		Nine months
Period ended:	2012	2011	2012	2011
Losses recognized in financial expenses	-	(13,985)	(123)	(22,920)

Sensitivity analysis of derivative financial instruments

The sensitivity analysis of financial instruments was prepared according to CVM Instruction 475/08, in order to estimate the impact on the fair value of financial instruments operated by the Company, considering three scenarios considered in the risk variable: most likely scenario, the assessment of the Company; deterioration of 25% (possible adverse scenario) in the risk variable, deterioration 50% (remote adverse scenario).

The estimates presented, since they are based on simple statistics, do not necessarily reflect the amounts to be reported in the next financial statements. The use of different methodologies and /or assumptions may have a material effect on the estimates presented.

The tables below show the sensitivity analysis for market risks and financial instruments considered relevant by management, open position as of September 30, 2012 and based on the scenarios described above.

The probable scenario of the  the Company is the maintaining of the market rates and therefore the impact on fair value is null.

In the tables, positive values are displayed as active exposures (assets greater than liabilities) and negative values are exposed liabilities (liabilities greater than assets).

Consolidated

I)     Fuel risk fator

As of September 30, 2012, the Company held derivative contracts for oil WTI, Brent and Heating Oil, totaling 3,110  thousand barrels, maturing from September, 2012 to December 2014.

Derivative fuel
Risk	Exposed fuels	Adverse Scenario Remote	Possible Adverse Scenario	Probable Scenario
		-50%	-25%
Curve drop in the price Brent	23,856	(267,917)	(122,074)	-

	Brent	US$57.29/bbl	US$85.93/bbl	US$114.57/bbl

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

II)       Foreign exchange risk factor

As of September 30, 2012, the Company held derivatives contracts in US dollar in the notional value of US$146,000 with maturity in October and November 2012 and an exposure to exchange losses based on R$3,191,885.

Instruments	Risk	Exposed amounts as of	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				+25%	+50%
Assets- liabilities	Dollar devaluation	(3,191,885)	-	(797,971)	(1,595,943)
Derivative	Dollar devaluation	(962)	-	67,660	135,321
		(3,192,847)	-	(730,311)	(1,460,622)

		Dollar	2.0306	2.53825	3.0459

III)    Interest risk factor

On September 30, 2012, the Company holds assets and liabilities indexed to the CDI-Cetip overnight rate, financial liabilities indexed to the TJLP and Libor interest, loans indexed to the IPCA and derivatives position in LIBOR.

In the sensitivity analysis of non-derivative financial instruments it was considered the impacts on quarterly interest of the exposed values as of September 30, 2012, arising from fluctuations in interest rates according to the scenarios presented below:

Instruments	Risk	Exposed amounts	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Short-term financial investments	Decrease in the CDI	356,686	-	(3,138)	(6,277)
Derivative	Decrease in the Libor	(82,652)	-	(23,975)	(47,950)
Debt and finance lease	Increase in the Libor	(362,013)	-	(723)	(1,446)
Short and long term debt	Increase TJLP	(81,096)	-	(434)	(868)
Short and long term debt	Increase IPCA	(26,968)	-	(21)	(41)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

Individual

I)         Foreign exchange risk

On September 30, 2012, the Company has a currency exposure of R$1,321,534.

Instruments	Risk	Exposed amounts	Probable Scenario	Possible Adverse Scenario	Adverse Scenario Remote
				25%	50%
Assets - liabilities	Dollar appreciation	(1,321,534)	-	(330, 384)	(660,767)
		Dollar	2.0306	2.53825	3.0459

IFRS

Besides the sensitivity analysis based on the abovementioned standards, the Company and its subsidiaries also analyze the impact of the financial instrument quotation fluctuation on the  Company’s and its subsidiaries’ profit or loss and shareholders’ equity considering:

•                Increase and decrease by 10 percentage points in fuel prices, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in dollar exchange rate, by keeping all the other variables constant;

•                Increase and decrease by 10 percentage points in Libor interest rate, by keeping all the other variables constant;

The sensitivity analysis includes only relevant monetary items that are material for the risks above mentioned. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below shows the sensitivity analysis made by the Company’s management, at September 30, 2012 and 2011, based on the scenarios described above:

Fuel:
	Position as of September 30, 2012		Position as of December 31, 2011
Increase/(decrease) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(276.6)	(155.5)	(294.6)	(186.0)
(10)	276.6	179.2	294.6	180.6

Foreign exchange - USD:
	Position as of September 30, 2012		Position as of December 31, 2011
Appreciation/(devaluation) of USD/R$ (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(353.3)	(233.2)	(385.7)	(254.5)
(10)	353.3	233.2	385.7	254.5

Interest rate - Libor:
	Position as of September 30, 2012		Position as of December 31, 2011
Increase/(decrease) in Libor (percentage)	Effect on income before tax (R$ million)	Effect on equity (R$ million)	Effect on income before tax (R$ million)	Effect on equity (R$ million)
10	(0.9)	(4.3)	(0.5)	8.7
(10)	0.9	4.3	0.5	(9.4)

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

    Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company and its subsidiaries must classify its instruments in Levels 1 to 3, based on observable fair value levels:

a)   Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)   Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)    Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table states a summary of the Company’s and its subsidiaries’ financial instruments measured at fair value, including their related classifications of the valuation method, as of September 30, 2012:

Financial Instrument	Carrying amount	Other Significant Observable Factors (Level 2)

Cash equivalents	1,050,557	1,050,557
Short-term investments	662,227	662,227
Restricted cash	166,442	166,442
Liabilities from derivative transactions	68,903	68,903
Rights on derivative transactions	23,856	23,856

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

29.  Non-cash transactions

As of September 30, 2012, the Company and its subsidiaries increased their property, plant and equipment in the amount of R$1,310, these transactions did not affect its cash in the period.

30.    Insurance

As of September 30, 2012, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable amounts indicated in U.S. Dollars, is as follows:

Aeronautical type	In Brazilian reais	In US dollar
Guarantee – Hull/war	9,640,932	4,738,723
Civil liability per event/aircraft	1,525,875	750,000
Inventories (base and transit)	335,693	165,000

Pursuant to Law 10,744, of October 9, 2003, the Brazilian government assumed the commitment to complement any civil liability expenses related to third parties caused by war or terrorist events, in Brazil or abroad, which VRG may be required to pay, for amounts exceeding the limit of the insurance policies effective beginning September 10, 2001, limited to the amount in Brazilian reais equivalent to one billion U.S. Dollars.

31.    Subsequent event

On October 1, 2012 the Board of Directors of the Company placed an incremental purchase order of 60 737 MAX aircraft with Boeing, to be delivered on or after 2018. The company will use the new aircraft primarily for the renewal of its fleet in the future.

On 10 October 2012 the Administrative Council for Economic Defense (CADE) approved the acquisition of Webjet Linhas Aéreas SA ("Webjet") by VRG Linhas Aereas SA ("VRG"), a subsidiary of Gol Linhas Aéreas Inteligentes S.A. The approval was subject to the signing of a Term Performance Commitment ("TCD") between VRG, Webjet and CADE to achieve certain operational efficiencies, specifically in regards of maintaining, by VRG and Webjet, of a minimum regularity level (85%) in the use of operating schedules (HOTRAN) at Santos Dumont airport. The Company aims to optimize the organizational structure of the Companies unifying and integrating their operations, reducing costs and taking advantage of synergies.The effects of these actions are being evaluated by management.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

On October 19, 2012 the Board of Directors of the Company announced to its shareholders and the market the approval at the Extraordinary General Meeting, the Long Term Incentive Plan - Option Shares ("Stock Option Purchase Plan") and Long Term Incentive Plan - Restricted Stock (" Restricted Stock Plan"). In connection with these plans, 1,368,216 grants have been approved at the Board of Directors’ meeting on November 13, 2012 , which correspond to 778,912 Stock Option Purchase Plan and 589,304 of Restricted Shares.

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL INFORMATION   FOR THE   QUARTER ENDED SEPTEMBER 30, 2012

(The Individual and Consolidated Interim Financial Information as of September 30, 2012 were reviewed by Independent Auditors to the extent described in the Report on the Review of Interim Financial Information dated on November 13, 2012)

(In Thousands of Reais – R$, except when indicated otherwise)

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries (the “Company”), included in the Interim Financial Information Form (ITR), for the three-month period ended September 30, 2012, which comprises the statement of financial position as of September 30, 2012 and the related statement of income and statement of comprehensive income for the three-month and nine-month periods then ended and the statement of changes in equity and statement of cash flows for the nine-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the individual interim financial information in accordance with CPC 21 (R1) - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21 (R1) and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the Interim Financial Information (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the CVM.

Other matters

Interim statements of value added

We also have reviewed the interim statements of value added (“DVA”), for the nine-month period ended September 30, 2012, prepared under the responsibility of Management, the presentation of which is required by the standards issued by CVM, applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards - IFRS that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

Convenience translation

The accompanying interim individual and consolidated financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 13, 2012

DELOITTE TOUCHE TOHMATSU	André Ricardo Aguillar Paulon
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.